UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐   Form C: Offering Statement
☐   Form C-U: Progress Update
☐   Form C/A: Amendment to Offering Statement
  ☐   Check box if Amendment is material and investors must reconfirm within five business days.
■   Form C-AR: Annual Report
☐   Form C-AR/A: Amendment to Annual Report
☐   Form C-TR: Termination of Reporting

Name of issuer
Compound Projects, LLC

Legal status of issuer

  Form
  LLC

  Jurisdiction of Incorporation/Organization
  Delaware

  Date of organization
  9/23/2019

Physical address of issuer
20 Clinton Street, New York, NY

Website of issuer
www.getcompound.com

Current number of employees
0

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$65,587	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$65,587	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

Compound Projects, LLC

compound.

Form C-AR
June 1, 2020

Explanatory Note

Due to the outbreak of coronavirus disease 2019 (commonly referred to as "COVID-19"), Compound Projects, LLC a Delaware series limited liability company (the "Company," "we," "us," or "our") has availed itself of an extension to file its annual report on Form C-AR for the period ended December 31, 2019, originally due on April 29, 2020, pursuant to Rule 202 of Regulation Crowdfunding, and as extended to June 13, 2020 relying on an order issued by the Securities and Exchange Commission (the "SEC") on March 26, 2020 pursuant to Section 28 of the Securities Act of 1933, as amended, regarding exemptions granted to certain companies with reporting obligations under Regulation Crowdfunding.

The Company's accounting providers as well as certain employees of our Manager involved in preparing the Company's financial statements are either working remotely or have been otherwise constrained due to the impact of COVID-19. This has resulted in a delay in preparation and completion of the Company's financial statements and disclosure required by the annual report on Form C-AR.

This annual report on Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR") is being filed by the Company for the sole purpose of providing certain information about the Company as required by the SEC.

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature.

The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://www.getcompound,com no later than 120 days after the end of each fiscal year covered by the report.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

The date of this Form C-AR is June 1, 2020.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of

operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.


SUMMARY


The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Compound Projects, LLC is a Delaware series limited liability company formed on September 23, 2019.

The Company is located at 20 Clinton Street, New York, NY 10002

The Company's website is www.getcompound.com.

The Company conducts business in New York State.


RISK FACTORS


An investment in our Interests involves risks. In addition to other information contained elsewhere in this offering circular, you should carefully consider the following risks before acquiring our Interests offered by this offering circular. The occurrence of any of the following risks could materially and adversely affect the business, prospects, financial condition or results of operations of our Company, the ability of our Company to make cash distributions to the holders of Interests and the market price of our Interests, which could cause you to lose all or

some of your investment in our Interests. Some statements in this offering circular, including statements in the following risk factors, constitute forward-looking statements. See "Forward-Looking Statements."

Risks relating to the structure, operation and performance of our Company

Both we and the Manager are newly formed entities with limited operating history, which makes our future performance difficult to predict.

Both we and the Manager are newly formed entities and have limited operating history. You should consider an investment in our Interests in light of the risks, uncertainties and difficulties frequently encountered by other newly formed companies with similar objectives. To be successful in this market, we and the Manager must, among other things:

- identify and acquire real estate assets consistent with our investment strategies;

- increase awareness of our name within the investment products market;

- attract, integrate, motivate and retain qualified personnel to manage our day-to-day operations; and

- build and expand our operations structure to support our business.

We have minimal operating capital and for the foreseeable future will be dependent upon our ability to finance our operations from the sale of equity or other financing alternatives. The failure to successfully raise operating capital, could result in our bankruptcy or other event which would have a material adverse effect on us and our Investors. There can be no assurance that we will achieve our investment objectives.

Each of our Company's Series will hold an interest in a single property, a non-diversified investment.

We intend for each of our Series, through its subsidiaries, to own and operate a single Property. Each Series' return on its investment will depend on the revenues generated by such Property and the appreciation of the value of the Property over time. These, in turn, are determined by such factors as national and local economic cycles and conditions, financial markets and the economy, competition from existing properties as well as future properties and government regulation (such as tax and building code charges). The value of a Property may decline substantially after a Series purchases its interest in it.

There may be state law restrictions on an Investor's ability to sell the Interests.

Each state has its own securities laws, often called "blue sky" laws, which (1) limit sales of securities to a state's residents unless the securities are registered in that state or qualify for an exemption from registration and (2) govern the reporting requirements for broker-dealers and stockbrokers doing business directly or indirectly in the state. Before a security is sold in a state, there must be a registration in place to cover the transaction, or it must be exempt from registration. Also, North Capital must be registered in that state. We do not know whether our securities will be registered, or exempt, under the laws of any states. A determination regarding registration will be made by broker-dealers, if any, who agree to serve as the market-makers for our Interests. There may be significant state blue sky law restrictions on the ability of Investors to sell, and on purchasers to buy, our Interests. Investors should consider the resale market for our securities to be limited. Investors may be unable to resell their securities, or they may be unable to resell them without the significant expense of state registration or qualification.

There can be no guarantee that the Company will reach its funding target from potential investors with respect to any Series or future proposed Series.

Due to the start-up nature of the Company and the Manager, there can be no guarantee that the Company will reach its funding target from potential investors with respect to any Series or future proposed Series. In the event the Company does not reach a funding target, it may not be able to achieve its investment objectives by acquiring additional properties through the issuance of further Series Interests and monetizing them to generate distributions for Investors. In addition, if the Company is unable to raise funding for additional Series, this may impact any Investors already holding Interests as they will not see the benefits which arise from economies of scale following the acquisition by other Series of additional Properties.

We may not be able to control our operating costs or our expenses may remain constant or increase, even if our revenues do not increase, causing our results of operations to be adversely affected.

Factors that may adversely affect our ability to control operating costs include the need to pay for insurance and other operating costs, including real estate taxes, which could increase over time, the need periodically to repair,

renovate and re-lease space, the cost of compliance with governmental regulation, including zoning, environmental and tax laws, the potential for liability under applicable laws, interest rate levels, principal loan amounts and the availability of financing. If our operating costs increase as a result of any of the foregoing factors, our results of operations may be adversely affected.

The expense of owning and operating a property is not necessarily reduced when circumstances such as market factors and competition cause a reduction in income from a property. As a result, if revenues decline, we may not be able to reduce our expenses accordingly. Costs associated with real estate investments, such as real estate taxes, insurance, loan payments and maintenance, generally will not be reduced even if a property is not fully occupied or other circumstances cause our revenues to decrease. If we are unable to decrease operating costs when demand for our properties decreases and our revenues decline, our financial condition, results of operations and our ability to make distributions to our Investors may be adversely affected.

Competition could limit our ability to acquire attractive investment opportunities and increase the costs of those opportunities which may adversely affect us, including our profitability, and impede our growth

The real estate market is highly competitive. We will compete with other entities engaged in real estate investment activities to locate suitable properties to acquire and purchasers for our properties. These competitors will include REITs, private real estate funds, domestic and foreign financial institutions, life insurance companies, pension trusts, partnerships and individual investors. Some of these competitors have substantially greater marketing and financial resources than we will have and generally may be able to accept more risk than we can prudently manage, including risks with respect to the creditworthiness of tenants. In addition, these same entities seek financing through similar channels to our Company. This competition could increase prices for properties of the type we may pursue and adversely affect our profitability and impede our growth.

Competition may impede our ability to attract or retain tenants or re-lease space, which could adversely affect our results of operations and cash flow.

The leasing of residential real estate is highly competitive. We will compete based on a number of factors that include location, rental rates, security, suitability of a property's design to prospective tenants' needs and the manner in which a property is operated and marketed. The number of competing properties could have a material effect on our occupancy levels, rental rates and on the operating expenses of certain of our properties. If other lessors and developers of similar spaces in our markets offer leases at prices comparable to or less than the prices we offer on the properties we acquire, we may be unable to attract or retain tenants or re-lease space in our properties, which could adversely affect our results of operations and cash flow.

Investments we make will be consistent with our intention for each Series to qualify to be taxed as a REIT unless the Manager determines that not qualifying as a REIT is in the best interests of a Series.

We intend for each of the Series to elect and qualify to be taxed as a REIT for U.S. federal income tax purposes. REIT limitations restrict us from making investments that would cause less than 75% of the assets of a Series to be comprised of assets other than real estate assets, cash and cash items (including receivables) and certain governmental securities, all as defined in the Internal Revenue Code. In addition, in order to maintain our Series' status as a REIT, we must meet certain income tests with respect to our gross income and certain additional tests with respect to our assets.

Subject to REIT limitations, a Series may invest in the equity interests of other issuers in connection with acquisitions of indirect interests in real estate. Such an investment would normally be in the form of a general or limited partnership or membership interests in special purpose partnerships and limited liability companies that own one or more properties.

Disruptions in the financial markets or deteriorating economic conditions could adversely impact the residential real estate market, which could hinder our ability to implement our business strategy and generate returns to you.

The success of our business is significantly related to general economic conditions and, accordingly, our business could be harmed by an economic slowdown and downturn in real estate asset values. Periods of economic slowdown or recession, significantly rising interest rates, declining employment levels, decreasing demand for real estate, declining real estate values, or the public perception that any of these events may occur, may result in a general decline in acquisition, disposition and leasing activity, as well as a general decline in the value of real estate and in rents, which in turn would reduce the value of our Interests.

During an economic downturn, it may also take longer for us to dispose of real estate investments or the selling prices may be lower than originally anticipated. As a result, the carrying value of our real estate investments may become impaired and we could record losses as a result of such impairment or we could experience reduced

profitability related to declines in real estate values or rents. Further, as a result of our target leverage, our exposure to adverse general economic conditions will be heightened.

All the conditions described above could adversely impact our business performance and profitability, which could result in our failure to make distributions to our investors and could decrease the value of an investment in us. In addition, in an extreme deterioration of our business, we could have insufficient liquidity to meet our debt service obligations when they come due in future years. If we fail to meet our payment or other obligations under secured loans, the lenders will be entitled to proceed against the collateral granted to them to secure the debt owed.

You may be more likely to sustain a loss on your investment because the Manager does not have as strong an economic incentive to avoid losses as do managers who have made significant equity investments in their companies.

Because it has not made a significant equity investment in our Company, the Manager will have little exposure to loss in the value of a Series' Interests. Without this exposure, our investors may be at a greater risk of loss because the Manager does not have as much to lose from a decrease in the value of our Interests as do those Managers who make more significant equity investments in their companies.

Any adverse changes in the Manager's financial health or our relationship with the Manager or its affiliates could hinder our operating performance and the return on your investment.

The Manager will utilize the Manager's personnel to perform services on its behalf for us. Our ability to achieve our investment objectives and to pay distributions to our Investors is dependent upon the performance of the Manager and its affiliates as well as the Manager's real estate professionals in the identification and acquisition of investments, the management of our assets and operation of our day-to-day activities. Any adverse changes in the Manager's financial condition or our relationship with the Manager could hinder the Manager's ability to successfully manage our operations and our Properties.

Compliance with governmental laws, regulations and covenants that are applicable to our residential properties may adversely affect our business and growth strategies.

Residential rental properties are subject to various covenants, local laws and regulatory requirements, including permitting and licensing requirements. Local regulations, including municipal or local ordinances, zoning restrictions and restrictive covenants imposed by community developers, may restrict our use of our residential properties and may require us to obtain approval from local officials or community standards organizations at any time with respect to our residential properties, including prior to acquiring any of our residential properties or when undertaking renovations. Among other things, these restrictions may relate to fire and safety, seismic, asbestos-cleanup or hazardous material abatement requirements. We cannot assure you that existing regulatory policies will not adversely affect us or the timing or cost of any future acquisitions or renovations, or that additional regulations will not be adopted that would increase such delays or result in additional costs. Our business and growth strategies may be materially and adversely affected by our ability to obtain permits, licenses and zoning approvals. Our failure to obtain such permits, licenses and zoning approvals could have a material adverse effect on us and cause the value of our Interests to decline.

If the Company's series limited liability company structure is not respected, then Investors may have to share any liabilities of the Company with all Investors and not just those who hold the same Series as them.

The Company is structured as a Delaware series limited liability company that issues Interests in a separate Series for each Property. Each Series will merely be a separate Series and not a separate legal entity. Under the Delaware Limited Liability Company Act (the "LLC Act"), if certain conditions (as set forth in Section 18-215(b) of the LLC Act) are met, the liability of Investors holding Interests in one Series is segregated from the liability of Investors holding Interests in another Series and the assets of one Series are not available to satisfy the liabilities of other Series. Although this limitation of liability is recognized by the courts of Delaware, there is no guarantee that if challenged in the courts of another U.S. State or a foreign jurisdiction, such courts will uphold a similar interpretation of Delaware corporation law, and in the past certain jurisdictions have not honored such interpretation. If the Company's series limited liability company structure is not respected, then Investors may have to share any liabilities of the Company with all Investors and not just those who hold the same Series Interests as them. Furthermore, while we intend to maintain separate and distinct records for each Series and account for them separately and otherwise meet the requirements of the LLC Act, it is possible a court could conclude that the methods used did not satisfy Section 18-215(b) of the LLC Act and thus potentially expose the assets of a Series to the liabilities of another Series. The consequence of this is that Investors may have to bear higher than anticipated expenses which would adversely affect the value of their Interests or the likelihood of any distributions being made by a particular Series to its Investors. In addition, we are not aware of any court case that has tested the limitations on inter-series liability provided by Section

18-215(b) in federal bankruptcy courts and it is possible that a bankruptcy court could determine that the assets of one Series should be applied to meet the liabilities of the other Series or the liabilities of the Company generally where the assets of such other Series or of the Company generally are insufficient to meet our liabilities.

If the Company were to be required to register under the Investment Company Act or the Manager were to be required to register under the Investment Advisers Act, it could have a material and adverse impact on the results of operations and expenses of each Series and the Manager may be forced to liquidate and wind up each Series or rescind the Offerings for any of the Series or the offering for any other.

The Company is not registered and will not be registered as an investment company under the Investment Company Act of 1940, as amended (the "Investment Company Act"), and the Manager is not and will not be registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the "Investment Advisers Act") and the Interests do not have the benefit of the protections of the Investment Company Act or the Investment Advisers Act. The Company, the Manager has taken the position that the Properties are not "securities" within the meaning of the Investment Company Act or the Investment Advisers Act, and thus the Company's assets will consist of less than 40% investment securities under the Investment Company Act and the Manager is not and will not be advising with respect to securities under the Investment Advisers Act. This position, however, is based upon applicable case law that is inherently subject to judgments and interpretation. If the Company were to be required to register under the Investment Company Act or the Manager were to be required to register under the Investment Advisers Act, it could have a material and adverse impact on the results of operations and expenses of each Series and the Manager may be forced to liquidate and wind up each Series or rescind the Offerings for any of the Series or the offering for any other Series.

Possible Changes in Federal Tax Laws.

The Code is subject to change by Congress, and interpretations of the Code may be modified or affected by judicial decisions, by the Treasury Department through changes in regulations and by the Internal Revenue Service through its audit policy, announcements, and published and private rulings. Although significant changes to the tax laws historically have been given prospective application, no assurance can be given that any changes made in the tax law affecting an investment in any Series of the Company would be limited to prospective effect. For instance, prior to effectiveness of the Tax Cuts and Jobs Act of 2017, an exchange of the Interests of one Series for another might have been a non-taxable 'like-kind exchange' transaction, while transactions now only qualify for that treatment with respect to real property. Accordingly, the ultimate effect on an Investor's tax situation may be governed by laws, regulations or interpretations of laws or regulations which have not yet been proposed, passed or made, as the case may be.

Risks Related to Conflicts of Interest

We are dependent on the Manager and its affiliates and their key personnel who provide services to us through the Operating Agreement, and we may not find a suitable replacement if the Operating Agreement is terminated, or if key personnel leave or otherwise become unavailable to us, which could have a material adverse effect on our performance.

We do not expect to have any employees and we are completely reliant on the Manager to provide us with investment and advisory services. We expect to benefit from the personnel, relationships and experience of the Manager's executive team and other personnel and investors of Compound and expect to benefit from the same highly experienced personnel and resources we need for the implementation and execution of our investment strategy. Each of our executive officers will also serve as an officer of Compound. The Manager will have significant discretion as to the implementation of our investment and operating policies and strategies. Accordingly, we believe that our success will depend to a significant extent upon the efforts, experience, diligence, skill and relationships of the executive officers and key personnel of the Manager. The executive officers and key personnel of the Manager will evaluate, negotiate, close and monitor our Properties. Our success will depend on their continued service.

In addition, we offer no assurance that the Manager will remain the Manager or that we will continue to have access to the Manager's principals and professionals. If the Operating Agreement is terminated and no suitable replacement is found to manage us, our ability to execute our business plan will be negatively impacted.

The ability of the Manager and its officers and other personnel to engage in other business activities, including managing other similar companies, may reduce the time the Manager spends managing the business of our Company and may result in certain conflicts of interest.

Certain of the Manager's officers also serve or may serve as officers or employees of Compound Asset Management, Inc., as well as other Compound Asset-sponsored vehicles, and other companies unaffiliated with

Compound. These other business activities may reduce the time these persons spend managing our business. Further, if and when there are turbulent conditions in the real estate markets or distress in the credit markets or other times when we will need focused support and assistance from the Manager, the attention of the Manager's personnel and our executive officers and the resources of Compound may also be required by the Compound-sponsored vehicles. In such situations, we may not receive the level of support and assistance that we may receive if we were internally managed or if we were not managed by the Manager. In addition, these persons may have obligations to those entities, the fulfillment of which might not be in the best interests of us, or any of our Investors. Our officers and the Manager may face conflicts of interest in allocating sale, financing, leasing and other business opportunities among the real properties owned by the companies.

The terms of the Operating Agreement make it so that it may adversely affect our inclination to end our relationship with the Manager.

Under the terms of the Operating Agreement, we may terminate the Manger for "cause" following an affirmative vote of two-thirds of the Company's Investors. The term "cause" is limited to those circumstances described under "The Manager and the Operating Agreement-Term and Removal of the Manager" which include certain material breaches, certain acts constituting fraud, misappropriation of funds, embezzlement and gross negligence, certain bankruptcy matters and the dissolution of the Manager. Unsatisfactory financial performance does not constitute "cause" under the Operating Agreement. These provisions make it difficult to end the Company's relationship with the Manager, even if we believe the Manager's performance is not satisfactory.

The Operating Agreement contains provisions that reduce or eliminate duties (including fiduciary duties) of the Manager.

The Operating Agreement provides that Compound Asset Management, LLC, the Manager, in exercising its rights in its capacity as the Manager, will be entitled to consider only such interests and factors as it desires, including its own interests, and will have no duty or obligation (fiduciary or otherwise) to give any consideration to any interest of or factors affecting us or any of our Investors and will not be subject to any different standards imposed by our bylaws, or under any other law, rule or regulation or in equity. These modifications of fiduciary duties are expressly permitted by Delaware law.

There are conflicts of interest among us, the Manager and its affiliates.

Each of our executive officers is an executive officer of the Manager, which is wholly owned by Compound. All the agreements and arrangements between such parties, including those relating to compensation, are not the result of arm's-length negotiations. Some of the conflicts inherent in the Company's transactions with the Manager and its affiliates, and the limitations on such parties adopted to address these conflicts, are described below. The Manager and its affiliates will try to balance our interests with their own. However, to the extent that such parties take actions that are more favorable to other entities than us, these actions could have a negative impact on our financial performance and, consequently, on distributions to Investors and the value of our Interests.

The Operating Agreement provides the Manager with broad powers and authority which may exacerbate the existing conflicts of interest among your interests and those of the Manager, its executive officers and its other affiliates. Potential conflicts of interest include, but are not limited to, the following:

- the Manager, its executive officers and its other affiliates may continue to offer other real estate investment opportunities, including other blind pool equity offerings similar to this offering, and may make investments in real estate assets for their own respective accounts, whether or not competitive with our business;

- the Manager, its executive officers and its other affiliates will not be required to disgorge any profits or fees or other compensation they may receive from any other business they own separately from us, and you will not be entitled to receive or share in any of the profits or fees or other compensation from any other business owned and operated by the Manager, its executive officers and/or its other affiliates for their own benefit;

- we may engage the Manager or affiliates of the Manager to perform services at prevailing market rates. Prevailing market rates are determined by the Manager based on industry standards and expectations of what the Manager would be able to negotiate with third party on an arm's length basis; and

- the Manager, its executive officers and its other affiliates are not required to devote all of their time and efforts to our affairs.

We do not have a policy that expressly prohibits our directors, officers, security holders or affiliates from having a direct or indirect pecuniary interest in any transaction to which we or any of our subsidiaries has an interest or engaging for their own account in business activities of the types conducted by us.

We do not have a policy that expressly prohibits our directors, officers, security holders or affiliates from having a direct or indirect pecuniary interest in any asset to be acquired or disposed of by us or any of our subsidiaries or in any transaction to which we or any of our subsidiaries are a party or have an interest. Nor do we have a policy that expressly prohibits any such persons from engaging for their own account in business activities of the types conducted by us. However, our code of business conduct and ethics contains a conflict of interest policy that prohibits our directors, officers and employees from engaging in any transaction that involves an actual or apparent conflict of interest with us. In addition, our management agreement with the Manager does not prevent the Manager and its affiliates from engaging in additional management or investment opportunities, some of which could compete with us.

The Manager's liability is limited under the Operating Agreement, and we have agreed to indemnify the Manager against certain liabilities. As a result, we may experience poor performance or losses of which the Manager would not be liable.

Pursuant to the Company's Operating Agreement, the Manager will not assume any responsibility other than to render the services called for thereunder and not will be responsible for any action of our board of directors in following or declining to follow its advice or recommendations. maintains a contractual, as opposed to a fiduciary, relationship with us and our Investors. Under the terms of the Operating Agreement, the Manager, its officers, investors, members, managers, directors and personnel, any person controlling or controlled by the Manager and any person providing sub-advisory services to the Manager will not be liable to us, any subsidiary of ours, our board of directors, or our Investors, members or partners or any subsidiary's Investors, members or partners for acts or omissions performed in accordance with and pursuant to the Operating Agreement, except by reason of acts or omissions constituting bad faith, willful misconduct, gross negligence, or reckless disregard of their duties under Accordingly, we and our Investors will only have recourse and be able to seek remedies against the Manager to the extent it breaches its obligations pursuant to the Operating Agreement. Furthermore, we have agreed to limit the liability of the Manager and to indemnify the Manager against certain liabilities. We have agreed to reimburse, indemnify and hold harmless the Manager, its officers, investors, members, managers, directors and personnel, any person controlling or controlled by the Manager and any person providing sub-advisory services to the Manager with respect to all expenses, losses, damages, liabilities, demands, charges and claims in respect of, or arising from, acts or omissions of such indemnified parties not constituting bad faith, willful misconduct, gross negligence, or reckless disregard of the Manager's duties, which has a material adverse effect on us. In addition, we may choose not to enforce, or to enforce less vigorously, our rights under the Operating Agreement because of our desire to maintain our ongoing relationship with the Manager.

Risks Related to Real Estate Investments Generally

Our real estate assets will be subject to the risks typically associated with real estate.

Our real estate assets will be subject to the risks typically associated with real estate. The value of real estate may be adversely affected by a number of risks, including:

- natural disasters such as hurricanes, earthquakes and floods;

- acts of war or terrorism, including the consequences of terrorist attacks;

- adverse changes in national and local economic and real estate conditions;

- an oversupply of (or a reduction in demand for) space in the areas where particular properties are located and the attractiveness of particular properties to prospective tenants;

- changes in governmental laws and regulations, fiscal policies and zoning ordinances and the related costs of compliance therewith and the potential for liability under applicable laws;

- costs of remediation and liabilities associated with environmental conditions affecting properties; and;

- the potential for uninsured or underinsured property losses.

The value of each Property is affected significantly by its ability to generate cash flow and net income, which in turn depends on the amount of rental or other income that can be generated net of expenses required to be incurred with respect to a Property. Many expenditures associated with a Property (such as operating expenses and capital expenditures) cannot be reduced when there is a reduction in income from the Property.

These factors may have a material adverse effect on the value that we can realize from our assets.

Many factors impact the residential rental market, and if rents do not increase sufficiently to keep pace with rising costs of operations, our income and distributable cash will decline.

The success of our business model depends, in part, on conditions in the residential rental market. Our acquisitions will be premised on assumptions about occupancy levels and rental rates, and if those assumptions prove to be inaccurate, our cash flows and profitability will be reduced.

We anticipate involvement in a variety of litigation.

We anticipate involvement in a range of legal actions in the ordinary course of business. These actions may include eviction proceedings and other landlord-tenant disputes, challenges to title and ownership rights and issues with local housing officials arising from the condition or maintenance of one or more of our residential properties. These actions can be time consuming and expensive. We cannot assure you that we will not be subject to expenses and losses that may adversely affect our operating results.

We may be subject to unknown or contingent liabilities related to properties that we acquire for which we may have limited or no recourse against the sellers.

Assets and entities that we may acquire in the future may be subject to unknown or contingent liabilities for which we may have limited or no recourse against the sellers. Unknown or contingent liabilities might include liabilities for clean-up or remediation of environmental conditions, claims of tenants, vendors or other persons dealing with the acquired entities, tax liabilities and other liabilities whether incurred in the ordinary course of business or otherwise. In the future we may enter into transactions with limited representations and warranties or with representations and warranties that do not survive the closing of the transactions or that only survive for a limited period, in which event we would have no or limited recourse against the sellers of such properties. While we expect to usually require the sellers to indemnify us with respect to breaches of representations and warranties that survive, such indemnification is often limited and subject to various materiality thresholds, a significant deductible or an aggregate cap on losses.

As a result, there is no guarantee that we will recover any amounts with respect to losses due to breaches by the sellers of their representations and warranties. In addition, the total amount of costs and expenses that we may incur with respect to liabilities associated with acquired properties and entities may exceed our expectations, which may adversely affect our business, financial condition, results of operations and cash flow. Finally, we expect that indemnification agreements between us and the sellers will typically provide that the sellers will retain certain specified liabilities relating to the assets and entities acquired by us. While the sellers are generally contractually obligated to pay all losses and other expenses relating to such retained liabilities, there can be no guarantee that such arrangements will not require us to incur losses or other expenses as well.

We may not be able to sell our properties at a price equal to, or greater than, the price for which we purchased such properties, which may lead to a decrease in the value of our assets.

The value of a Property to a potential purchaser may not increase over time, which may restrict our ability to sell a property, or if we are able to sell such property, may lead to a sale price less than the price that we paid to purchase a Property.

We may be unable to renew leases or re-lease space as leases expire.

If tenants do not renew their leases upon expiration, we may be unable to re-lease the vacated space. Even if the tenants do re-lease the lease or we are able to re-lease to a new tenant, the terms and conditions of the new lease may not be as favorable as the terms and conditions of the expired lease. If the rental rates for our properties decrease or we are not able to release a significant portion of our available and soon-to-be-available space, our financial condition, results of operations, cash flow, the market value of our Interests and our ability to satisfy our debt obligations and to make distributions to our Investor could be adversely affected.

The actual rents we receive for a Property may be less than estimated market rents, and we may experience a decline in realized rental rates from time to time, which could adversely affect our financial condition, results of operations and cash flow.

As a result of potential factors, including competitive pricing pressure in the residential rental market, a general economic downturn and the desirability of our properties compared to other, we may be unable to realize our estimated market rents for a Property. In addition, depending on market rental rates at any given time as compared to expiring leases in our Properties, from time to time rental rates for expiring leases may be higher than starting rental rates for new leases. If we are unable to obtain sufficient rental rates for a Property, then our ability to generate cash flow growth will be negatively impacted.

Properties that have significant vacancies could be difficult to sell, which could diminish the return on these properties.

A Property may incur vacancies either by the expiration of tenant leases or the continued default of tenants under their leases. If vacancies continue for a long period of time, we may suffer reduced revenues resulting in less cash available for distribution to our Investors. In addition, the resale value of the property could be diminished because the market value of our properties may depend in part upon the value of the cash flow generated by the leases associated with that property. Such a reduction in the resale value of a Property could also reduce the value of our Investors' investment.

Further, a decline in general economic conditions could lead to an increase in tenant defaults, lower rental rates and less demand for residential real estate space in that market. As a result of these trends, we may be more inclined to provide leasing incentives to our tenants in order to compete in a more competitive leasing environment. Such trends may result in reduced revenue and lower resale value of properties, which may reduce your return.

We may be required to make rent or other concessions and/or significant capital expenditures to improve the Properties in order to retain and attract tenants, generate positive cash flow or to make real estate properties suitable for sale, which could adversely affect us, including our financial condition, results of operations and cash flow.

In the event there are adverse economic conditions in the real estate market which leads to an increase in tenant defaults, lower rental rates and less demand for residential real estate space in that market, we may be more inclined to increase tenant improvement allowances or concessions to tents, accommodate increased requests for renovations and offer improvements or provide additional services to our tenants in order to compete in a more competitive leasing environment, all of which could negatively affect our cash flow. If the necessary capital is unavailable, we may be unable to make these potentially significant capital expenditures. This could result in non-renewals by tenants upon expiration of their leases and our vacant space remaining untenanted, which could adversely affect our financial condition, results of operations, cash flow and the market value of our Interests.

Our dependence on rental revenue may adversely affect us, including our profitability, our ability to meet our debt obligations and our ability to make distributions to our Investors.

Our income will be primarily derived from rental revenue from real property. As a result, our performance will depend on our ability to collect rent from tenants. Our income and funds for distribution would be adversely affected if a significant number of our tenants:

- delay lease commencements;

- decline to extend or renew leases upon expiration;

- fail to make rental payments when due; or

- declare bankruptcy.

Any of these actions could result in the termination of such tenants' leases with us and the loss of rental revenue attributable to the terminated leases. In these events, we cannot assure you that such tenants will renew those leases or that we will be able to re-lease spaces on economically advantageous terms or at all. The loss of rental revenues from our tenants and our inability to replace such tenants may adversely affect us, including our profitability, our ability to meet our debt and other financial obligations and our ability to make distributions to our Investors.

We may engage in development, redevelopment or repositioning activities in the future, which could expose us to different risks that could adversely affect us, including our financial condition, cash flow and results of operations.

We may engage in development, redevelopment or repositioning activities with respect to properties that we acquire as we believe market conditions dictate. If we engage in these activities, we will be subject to certain risks, which could adversely affect us, including our financial condition, cash flow and results of operations. These risks include, without limitation:

- the availability and pricing of financing on favorable terms or at all;

- the availability and timely receipt of zoning and other regulatory approvals;

- the potential for the fluctuation of occupancy rates and rents at development and redeveloped properties, which may result in our investment not being profitable;

- start up, development, repositioning and redevelopment costs may be higher than anticipated;

- cost overruns and untimely completion of construction (including risks beyond our control, such as weather or labor conditions or material shortages); and

- changes in the pricing and availability of buyers and sellers of such properties.

These risks could result in substantial unanticipated delays or expenses and could prevent the initiation or the completion of development and redevelopment activities, any of which could have an adverse effect on our financial condition, results of operations, cash flow, the market value of our Interests and our ability to satisfy our debt obligations and to make distributions to our Investors.

Our Properties may be subject to impairment charges.

We will periodically evaluate our real estate investments for impairment indicators. The judgment regarding the existence of impairment indicators is based on factors such as market conditions, tenant performance and legal structure. For example, the early termination of, or default under, a lease by a tenant may lead to an impairment charge. If we determine that an impairment has occurred, we would be required to make a downward adjustment to the net carrying value of a Property. Impairment charges also indicate a potential permanent adverse change in the fundamental operating characteristics of the impaired property. There is no assurance that these adverse changes will be reversed in the future and the decline in the impaired property's value could be permanent.

If a tenant declares bankruptcy, we may be unable to collect balances due under relevant leases, which could adversely affect our financial condition and ability to pay distributions to our Investors.

Any of our tenants, or any guarantor of a tenant's lease obligations, could be subject to a bankruptcy proceeding pursuant to Chapter 11 of the United States bankruptcy code. A bankruptcy filing by one of our tenants or any guarantor of a tenant's lease obligations would bar all efforts by us to collect pre-bankruptcy debts from these entities or their properties, unless we receive an enabling order from the bankruptcy court. There is no assurance the tenant or its trustee would agree to assume the lease. If a lease is rejected by a tenant in bankruptcy, we would have only a general unsecured claim for damages that is limited in amount and which may only be paid to the extent that funds are available and in the same percentage as is paid to all other holders of unsecured claims.

A tenant or lease guarantor bankruptcy could delay efforts to collect past due balances under the relevant leases and could ultimately preclude full collection of these sums. A tenant or lease guarantor bankruptcy could cause a decrease or cessation of rental payments that would mean a reduction in our cash flow and the amount available to pay distributions to our Investors.

Joint venture investments could be adversely affected by our lack of sole decision-making authority, our reliance on the financial condition of co-venturers and disputes between us and our co-venturers.

We may enter into joint ventures, partnerships and other co-ownership arrangements (including preferred equity investments) for the purpose of making investments. In such event, we would not be in a position to exercise sole decision-making authority regarding the joint venture. Investments in joint ventures may, under certain circumstances, involve risks not present were a third party not involved, including the possibility that partners or co-venturers might become bankrupt or fail to fund their required capital contributions. Co-venturers may have economic or other business interests or goals which are inconsistent with our business interests or goals, and may be in a position to take actions contrary to our policies or objectives. Such investments may also have the potential risk of impasses on decisions, such as a sale, because neither we nor the co-venturer would have full control over the joint venture. In addition, to the extent our participation represents a minority interest, a majority of the participants may be able to

take actions which are not in our best interests because of our lack of full control. Disputes between us and co-venturers may result in litigation or arbitration that would increase our expenses and prevent our officers from focusing their time and effort on our business. Consequently, actions by or disputes with co-venturers might result in subjecting properties owned by the joint venture to additional risk. In addition, we may in certain circumstances be liable for the actions of our co-venturers.

Property taxes could increase due to property tax rate changes or reassessment, which could impact our cash flow.

Even if a Series qualifies as a REIT for U.S. federal income tax purposes, the Series generally will be required to pay state and local taxes on its Property. The real property taxes on our Properties may increase as property tax rates change or as our properties are assessed or reassessed by taxing authorities. If the property taxes we pay increase, our financial condition, results of operations, cash flow, the value of our Interests and our ability to satisfy our principal and interest obligations and to make distributions to our Investors could be adversely affected.

Uninsured losses relating to real property or excessively expensive premiums for insurance coverage, including due to the non-renewal of the Terrorism Risk Insurance Act of 2002, or the TRIA, could reduce our cash flows and the return on our Investors' investments.

There are types of losses, generally catastrophic in nature, such as losses due to wars, acts of terrorism, earthquakes, floods, hurricanes, pollution or environmental matters that are uninsurable or not economically insurable, or may be insured subject to limitations, such as large deductibles or co-payments. Insurance risks associated with such catastrophic events could sharply increase the premiums we pay for coverage against property and casualty claims.

This risk is particularly relevant with respect to potential acts of terrorism. The TRIA, under which the U.S. federal government bore a significant portion of insured losses caused by terrorism, will expire on December 31, 2020, and there can be no assurance that Congress will act to renew or replace the TRIA following its expiration. If the TRIA is not renewed or replaced, terrorism insurance may become difficult or impossible to obtain at reasonable costs or at all, which may result in adverse impacts and additional costs to us.

Changes in the cost or availability of insurance due to the non-renewal of the TRIA or for other reasons could expose us to uninsured casualty losses. If any of our properties incurs a casualty loss that is not fully insured, the value of our assets will be reduced by any such uninsured loss, which may reduce the value of our Investors' investments. In addition, other than any working capital reserve or other reserves we may establish, we have no source of funding to repair or reconstruct any uninsured property. Also, to the extent we must pay unexpectedly large amounts for insurance, we could suffer reduced earnings that would result in lower distributions to Investors.

Additionally, mortgage lenders insist in some cases that multifamily property owners purchase coverage against terrorism as a condition for providing mortgage loans. Accordingly, to the extent terrorism risk insurance policies are not available at reasonable costs, if at all, our ability to finance or refinance our properties could be impaired. In such instances, we may be required to provide other financial support, either through financial assurances or self-insurance, to cover potential losses. We may not have adequate, or any, coverage for such losses.

Climate change may adversely affect our business.

To the extent that climate change does occur and affects the markets that we invest in, we may experience extreme weather and changes in precipitation and temperature, all of which may result in physical damage or a decrease in demand for a property that we acquire. Should the impact of climate change be material in nature or occur for lengthy periods of time, the financial condition or results of operations for a Property and its related Series would be adversely affected. In addition, changes in federal and state legislation and regulation on climate change could result in increased capital expenditures to improve the energy efficiency of a Property that we acquire in order to comply with such regulations

Acquiring or attempting to acquire multiple properties in a single transaction may adversely affect our operations.

From time to time, we may attempt to acquire multiple properties in a single transaction. Multiple property portfolio acquisitions are more complex and expensive than single-property acquisitions, and the risk that a portfolio acquisition does not close may be greater than in a single-property acquisition. A seller may require that a group of properties be purchased as a package even though we may not want to purchase one or more properties in the portfolio. In these situations, if we are unable to identify another person or entity to acquire the unwanted properties, we may be required to operate or attempt to dispose of these properties. To acquire multiple properties in a single transaction we may be required to accumulate a large amount of cash. We would expect the returns that we earn on such cash to be less than the ultimate returns in real property and therefore, accumulating such cash could reduce the funds available for distributions to our Investors.

Tenant relief laws may negatively impact our rental income and profitability.

As landlord of numerous residential properties, we may be involved in evicting residents who are not paying their rent or are otherwise in material violation of the terms of their lease. Eviction activities will impose legal and managerial expenses that will raise our costs. The eviction process is typically subject to legal barriers, mandatory "cure" policies and other sources of expense and delay, each of which may delay our ability to gain possession and stabilize the home. Additionally, state and local landlord-tenant laws may impose legal duties to assist residents in relocating to new housing or restrict the landlord's ability to recover certain costs or charge residents for damage that residents cause to the landlord's premises. We and any property managers we hire will need to be familiar with and take all appropriate steps to comply with all applicable landlord-tenant laws, and we will need to incur supervisory and legal expenses to ensure such compliance. To the extent that we do not comply with state or local laws, we may be subjected to civil litigation filed by individuals, in class actions or by state or local law enforcement. We may be required to pay our adversaries' litigation fees and expenses if judgment is entered against us in such litigation or if we settle such litigation.

Rent control or rent stabilization laws could prevent us from raising rents to offset increases in operating costs.

Various states, cities, or municipalities have a system of rent regulations known as rent stabilization and rent control. Tenants of regulated apartments are entitled to receive required services, to have their leases renewed, and may not be evicted except on grounds allowed by law. If we acquire properties that include regulated apartments, these regulations could limit the amount of rent we are able to collect, which could have a material adverse effect on our ability to fully take advantage of the investments that we make in our properties. In addition, there can be no assurance that changes to rent control or rent stabilization laws will not have a similar or greater negative impact on our ability to collect rents.

Our targeted investments may include condominium interests. Condominium interests are subject to special risks that may reduce your return on investment.

Our targeted investments may include condominium interests, which is a type of common ownership interest. Common ownership interests are subject to special risks that may reduce your return on investment. For example, common ownership interests are governed by associations which we, as a condominium unit owner, have a vote. We may be outvoted by the other members of the condominium respecting matters that materially impact the management, appearance, safety or financial soundness of the dwelling or of the association.

The value of common ownership interests may be decreased by the default of other Interest Holders on their homeowners association, or HOA, fees or similar fees. If enough holders default on their fees, the HOA's liquidity and net worth may decrease dramatically. If the HOA or board is forced to foreclose on any delinquent Interests representing the condominium interests, a lowered value realized at the foreclosure sale may adversely impact the market value of every other unit.

We, as a common ownership interest owner, will also be required to pay HOA fees. If we default in our payment, we may be obligated to pay financial penalties or, in severe circumstances, our unit may be foreclosed on by the board or the HOA. If the board or HOA is mismanaged or if the applicable property suffers from neglect or deferred maintenance, HOA may increase, which may reduce our cash flow from operations and your ability to receive distributions.

Real estate investments are relatively illiquid and may limit our flexibility.

Real estate investments are relatively illiquid, which may tend to limit our ability to react promptly to changes in economic or other market conditions. Our ability to dispose of assets in the future will depend on prevailing economic and market conditions. Our inability to sell our properties on favorable terms or at all could have an adverse effect on our sources of working capital and our ability to satisfy our debt obligations. In addition, real estate can at times be difficult to sell quickly at prices we find acceptable. When we sell any of our assets, we may recognize a loss on such sale. The Internal Revenue Code also imposes restrictions on REITs, which are not applicable to other types of real estate companies, on the disposal of properties. For example, our ability to sell our properties may also be limited by our need to avoid the 100% prohibited transactions tax that is imposed on gain recognized by a REIT from the sale of property characterized as dealer property. In order to ensure that we avoid such characterization, we may be required to hold our properties for a minimum period of time and comply with certain other requirements in the Internal Revenue Code or dispose of our properties through a "taxable REIT subsidiary," or TRS. These potential difficulties in selling real estate may limit our ability to promptly change, or reduce our exposure to, the properties we acquire in response to changes in economic or other conditions.

The failure of any bank in which we deposit our funds could reduce the amount of cash we have available to pay distributions to our Investors and make additional investments.

We intend to diversify our cash and cash equivalents among several banking institutions in an attempt to minimize exposure to any one of these entities. However, the Federal Deposit Insurance Corporation, or FDIC, only insures amounts up to $250,000 per depositor per insured bank. We expect to have cash and cash equivalents and restricted cash deposited in certain financial institutions in excess of federally insured levels. If any of the banking institutions in which we have deposited funds ultimately fails, we may lose our deposits over $250,000.

The occurrence of a cyber incident, or a deficiency in our cyber security, could negatively impact our business by causing a disruption to our operations, a compromise or corruption of our confidential information, or damage to our business relationships, all of which could negatively impact our financial results.

We collect and retain certain personal information provided by our Investors and tenants in the Properties owned by the Series. While expect to implement a variety of security measures to protect the confidentiality of this information and periodically review and improve our security measures, we can provide no assurance that we will be able to prevent unauthorized access to this information. A cyber incident is considered to be any adverse event that threatens the confidentiality, integrity, or availability of our information resources. More specifically, a cyber incident is an intentional attack or an unintentional event that can include gaining unauthorized access to systems to disrupt operations, corrupt data, or steal confidential information. As our reliance on technology has increased, so have the risks that could directly result from the occurrence of a cyber incident including operational interruption, damage to our relationship with our tenants, and private data exposure, any of which could negatively impact our reputation and financial results.

We may enter into long-term leases with tenants in certain Properties, which may not result in fair market rental rates over time.

We may enter into long-term leases with tenants of certain of the Properties or include renewal options that specify a maximum rate increase. These leases would provide for rent to increase over time; however, if we do not accurately judge the potential for increases in market rental rates, we may set the terms of these long-term leases at levels such that, even after contractual rent increases, the rent under our long-term leases is less than then-current market rates. Further, we may have no ability to terminate those leases or to adjust the rent to then-prevailing market rates. As a result, our cash available for distribution to our Investors could be lower than if we did not enter into long-term leases.

We will depend on tenants for our revenue, and lease defaults or terminations could reduce our net income and limit our ability to make distributions to our Investors.

The success of our investments materially depends on the financial stability of our tenants. A default or termination by a tenant on its lease payments to us would cause us to lose the revenue associated with such lease and require us to find an alternative source of revenue to meet mortgage payments and prevent a foreclosure, if the property is subject to a mortgage. If a tenant defaults we may experience delays in enforcing our rights as landlord and may incur substantial costs in protecting our investment and re-leasing our property. If a tenant defaults on or terminates a lease, we may be unable to lease the property for the rent previously received or sell the property without incurring a loss. These events could cause us to reduce the amount of distributions to our Investors.

Potential development and construction delays and resultant increased costs and risks may hinder our operating results and decrease our net income.

From time to time we may acquire unimproved real property or properties that are under development or construction. Investments in such properties will be subject to the uncertainties associated with the development and construction of real property, including those related to re-zoning land for development, environmental concerns of governmental entities and community groups and our builders' ability to build in conformity with plans, specifications, budgeted costs and timetables. If a builder fails to perform, we may resort to legal action to rescind the purchase or the construction contract or to compel performance. A builder's performance may also be affected or delayed by conditions beyond the builder's control. Delays in completing construction could also give tenants the right to terminate preconstruction leases. We may incur additional risks when we make periodic progress payments or other advances to builders before they complete construction. These and other factors can result in increased costs of a project or loss of our investment. In addition, we will be subject to normal lease-up risks relating to newly constructed projects. We also must rely on rental income and expense projections and estimates of the fair market value of property upon completion of construction when agreeing upon a purchase price at the time we acquire the property. If our projections are inaccurate, we may pay too much for a property, and the return on our investment could suffer.

Actions of any joint venture partners that we may have in the future could reduce the returns on joint venture investments and decrease our Investors' overall return.

We may enter into joint ventures to acquire properties. We may also purchase and develop properties in joint ventures or in partnerships, co-tenancies or other co-ownership arrangements. Such investments may involve risks not otherwise present with other methods of investment, including, for example, the following risks:

- that our co-venturer, co-tenant or partner in an investment could become insolvent or bankrupt;

- that such co-venturer, co-tenant or partner may at any time have economic or business interests or goals that are or that become inconsistent with our business interests or goals;

- that such co-venturer, co-tenant or partner may be in a position to take action contrary to our instructions or requests or contrary to our policies or objectives; or

- that disputes between us and our co-venturer, co-tenant or partner may result in litigation or arbitration that would increase our expenses and prevent our officers from focusing their time and effort on our operations.

Any of the above might subject a property to liabilities in excess of those contemplated and thus reduce our returns on that investment and the value of your investment.

Costs imposed pursuant to governmental laws and regulations may reduce our net income and the cash available for distributions to our Investors.

Real property and the operations conducted on real property are subject to federal, state and local laws and regulations relating to protection of the environment and human health. We could be subject to substantial liability in the form of fines, penalties or damages for noncompliance with these laws and regulations. Even if we are not subject to liability, other costs, which we would undertake to avoid or mitigate any such liability, such as the cost of removing or remediating hazardous or toxic substances could be substantial. These laws and regulations generally govern wastewater discharges, air emissions, the operation and removal of underground and above-ground storage tanks, the use, storage, treatment, transportation and disposal of solid and hazardous materials, the remediation of contamination associated with the release or disposal of solid and hazardous materials, the presence of toxic building materials and other health and safety-related concerns.

Some of these laws and regulations may impose joint and several liability on the tenants, owners or operators of real property for the costs to investigate or remediate contaminated properties, regardless of fault, whether the contamination occurred prior to purchase, or whether the acts causing the contamination were legal. Activities of our tenants, the condition of properties at the time we buy them, operations in the vicinity of our properties, such as the presence of underground storage tanks, or activities of unrelated third parties may affect our Properties.

The presence of hazardous substances, including hazardous substances that have not been detected, or the failure to properly manage or remediate these substances, may hinder our ability to sell, rent or pledge such property as collateral for future borrowings. Any material expenditures, fines, penalties or damages we must pay will reduce our ability to make distributions to our Investors and may reduce the value of your investment.

Certain environmental laws and common law principles could be used to impose liability for the release of and exposure to hazardous substances, including asbestos-containing materials and lead-based paint. Third parties may seek recovery from real property owners or operators for personal injury or property damage associated with exposure to released hazardous substances and governments may seek recovery for natural resource damage. The costs of defending against claims of environmental liability, of complying with environmental regulatory requirements, of remediating any contaminated property, or of paying personal injury, property damage or natural resource damage claims could reduce the amounts available for distribution to our Investors.

The cost of defending against claims of liability, of compliance with environmental regulatory requirements, of remediating any contaminated property, or of paying personal injury claims could materially adversely affect our business, assets or results of operations and, consequently, amounts available for distribution to our Investors. We may be subject to all the risks described here even if we do not know about the hazardous materials and if the previous owners did not know about the hazardous materials on the property.

In addition, when excessive moisture accumulates in buildings or on building materials, mold growth may occur, particularly if the moisture problem remains undiscovered or is not addressed over a period of time. Some molds may produce airborne toxins or irritants. Concern about indoor exposure to mold has been increasing, as

exposure to mold may cause a variety of adverse health effects and symptoms, including allergic or other reactions. As a result, the presence of significant mold at any of our projects could require us to undertake a costly remediation program to contain or remove the mold from the affected property or development project, which would adversely affect our operating results.

Environmental laws also may impose liens on property or restrictions on the manner in which property may be used or businesses may be operated, and these restrictions may require substantial expenditures or prevent us or our property manager and its assignees from operating such properties. Some of these laws and regulations have been amended so as to require compliance with new or more stringent standards as of future dates. Compliance with new or more stringent laws or regulations or stricter interpretation of existing laws may require us to incur material expenditures. Future laws, ordinances or regulations may impose material environmental liability.

Costs associated with complying with the Americans with Disabilities Act and similar laws (including but not limited to Fair Housing Amendments Act of 1988 and the rehabilitation Act of 1973) may decrease cash available for distributions to our Investors.

Our Properties may be subject to the Americans with Disabilities Act of 1990, as amended, or the ADA. Under the ADA, all places of public accommodation are required to comply with federal requirements related to access and use by disabled persons. The Fair Housing Amendments Act of 1988 requires apartment communities first occupied after March 13, 1991 to comply with design and construction requirements for disabled access. For projects receiving federal funds, the Rehabilitation Act of 1973 also has requirements regarding disabled access. If one or more of our properties that we acquire are not in compliance with such laws, then we could be required to incur additional costs to bring the property into compliance. We cannot predict the ultimate amount of the cost of compliance with such laws. Noncompliance with these laws could also result in the imposition of fines or an award of damages to private litigants. Substantial costs incurred to comply with such laws, as well as fines or damages resulting from actual or alleged noncompliance with such laws, could adversely affect us, including our future results of operations and cash flows.

Declines in the market values of the assets we invest in may adversely affect periodic reported results of operations and credit availability, which may reduce earnings and, in turn, cash available for distribution to our Investors.

Some of the assets we invest in may be classified for accounting purposes as "available-for-sale." These investments will be carried at estimated fair value and temporary changes in the market values of those assets will be directly charged or credited to Investors' equity without impacting net income on the income statement. Moreover, if we determine that a decline in the estimated fair value of an available-for-sale asset falls below its amortized value and is not temporary, we will recognize a loss on that asset on the income statement, which will reduce our earnings in the period recognized.

A decline in the market value of the assets we invest in may adversely affect us particularly in instances where we have borrowed money based on the market value of those assets. If the market value of those assets declines, the lender may require us to post additional collateral to support the loan. If we were unable to post the additional collateral, we may have to sell assets at a time when we might not otherwise choose to do so. A reduction in credit available may reduce our earnings and, in turn, cash available for distribution to our Investors.

Further, credit facility providers may require us to maintain a certain amount of cash reserves or to set aside unlevered assets sufficient to maintain a specified liquidity position, which would allow us to satisfy our collateral obligations. As a result, we may not be able to leverage our assets as fully as we would choose, which could reduce our return on equity. If we are unable to meet these contractual obligations, our financial condition could deteriorate rapidly.

Market values of our investments may decline for a number of reasons, such as changes in prevailing market rates, increases in defaults, increases in voluntary prepayments for those investments that we have that are subject to prepayment risk, widening of credit spreads and downgrades of ratings of the securities by ratings agencies.

A prolonged economic slowdown, a lengthy or severe recession or declining real estate values could harm our operations.

Our investments may be susceptible to economic slowdowns or recessions, which could lead to financial losses in our investments and a decrease in revenues, net income and assets. An economic slowdown or recession, in addition to other non-economic factors such as an excess supply of properties, could have a material negative impact on the values of, and the cash flows from, residential real estate properties, which could significantly harm our revenues, results of operations, financial condition, business prospects and our ability to make distributions to our Investors.

Deficiencies in our internal control over financial reporting could adversely affect our ability to present accurately our financial statements and could materially and adversely affect us, including our business, reputation, results of operations, financial condition or liquidity.

Effective internal control is necessary for us to accurately report our financial results. There can be no guarantee that our internal control over financial reporting will be effective in accomplishing all control objectives all of the time. As we grow our business, our internal control will become more complex, and we may require significantly more resources to ensure our internal control remains effective. Deficiencies, including any material weakness, in our internal control over financial reporting which may occur in the future could result in misstatements of our results of operations that could require a restatement, failing to meet our reporting obligations and causing investors to lose confidence in our reported financial information. These events could materially and adversely affect us, including our business, reputation, results of operations, financial condition or liquidity.

U.S. Federal Income Tax Risks

The failure of a Series to qualify or remain qualified as a REIT would subject the Series to U.S. federal income tax and potentially state and local tax and would adversely affect the Series' operations and the market price of the Series' Interests.

We intend for each Series to elect and qualify to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code, commencing with the first full taxable year following the Closing of a The Offering and intend to operate such Series in a manner that would allow us to continue to qualify as a REIT. However, we may terminate a Series' REIT qualification, if the Manager determines that not qualifying as a REIT is in the best interests of a Series, or inadvertently. A Series' qualification as a REIT depends upon its ability to meet, through actual annual operating results, distribution levels, and diversity of stock ownership, the various and complex REIT qualification tests imposed under the Internal Revenue Code. To qualify as a REIT, a Series must comply with certain highly technical and complex requirements. We cannot be certain that a Series has complied or will comply with these requirements because there are few judicial and administrative interpretations of these provisions. In addition, facts and circumstances that may be beyond our control may affect our ability for each Series to qualify as a REIT. We cannot assure you that new legislation, regulations, administrative interpretations or court decisions will not change the tax laws significantly with respect to a Series' qualification as a REIT or with respect to the federal income tax consequences of qualification. We cannot assure you that we will qualify or will remain qualified as a REIT.

If a Series fail to qualify as a REIT, it will not be allowed to deduct distributions to Investors in computing taxable income and will be subject to federal income tax at regular rates. In addition, the Series may be barred from qualification as a REIT for the four taxable years following disqualification. The additional tax incurred at regular corporate rates would significantly reduce the taxable cash flow available for distribution to Investors and for debt service. Furthermore, the Series would no longer be required by the Internal Revenue Code to make any distributions to our Investors as a condition of REIT qualification. Any distributions to Investors would be taxable as ordinary income to the extent of the Series current and accumulated earnings and profits. Corporate distributees, however, may be eligible for the dividends received deduction on the distributions, subject to limitations under the Internal Revenue Code.

Even if a Series qualifies as a REIT, in certain circumstances, it may incur tax liabilities that would reduce its cash available for distribution to our Investors.

Even if a Series qualifies and maintains its status as a REIT, it may be subject to U.S. federal, state and local income taxes. For example, net income from the sale of properties that are "dealer" properties sold by a REIT (a "prohibited transaction" under the Internal Revenue Code) will be subject to a 100% excise tax, and some state and local jurisdictions may tax some or all of our income because not all states and localities treat REITs the same as they are treated for U.S. federal income tax purposes. A Series may not make sufficient distributions to avoid excise taxes applicable to REITs. A Series also may decide to retain net capital gain we earn from the sale or other disposition of our property and pay U.S. federal income tax directly on such income. In that event, our Investors would be treated as if they earned that income and paid the tax on it directly. However, Investors that are tax-exempt, such as charities or qualified pension plans, would have no benefit from their deemed payment of such tax liability unless they file U.S. federal income tax returns and thereon seek a refund of such tax. A Series also will be subject to corporate tax on any undistributed REIT taxable income. Cash used for paying taxes will not be available for distribution or reinvestment by the Series.

The taxation of distributions to our Investors can be complex; however, distributions that we make to our Investors generally will be taxable as ordinary income or constitute a return of capital, which may reduce your anticipated return from an investment in us.

Distributions that a Series makes to our taxable Investors out of current and accumulated earnings and profits (and not designated as capital gain dividends or qualified dividend income) generally will be taxable as ordinary income. However, a portion of our distributions may (1) constitute a return of capital generally to the extent that they exceed our accumulated earnings and profits as determined for U.S. federal income tax purposes, (2) be designated by us as capital gain dividends generally taxable as long-term capital gain to the extent that they are attributable to net capital gain recognized by us, or (3) be designated by us as qualified dividend income generally to the extent they are attributable to dividends we receive from our TRSs. A return of capital is not taxable, but has the effect of reducing the basis of an Investor 's investment in our Interests. Due to our investment in real estate, depreciation deductions and interest expense may reduce our earnings and profits in our early years with the result that a large portion of distributions to our Investors in early years may constitute a return of capital rather than ordinary income.

Dividends payable by REITs generally do not qualify for the reduced tax rates available for some dividends.

Qualified dividend income payable to U.S. Investors that are individuals, trusts, and estates is subject to the reduced maximum tax rate applicable to long-term capital gains. Dividends payable by REITs, however, generally are not eligible for this reduced rate. For taxable years beginning after December 31, 2017 and before January 1, 2026, non-corporate taxpayers may deduct up to 20% of certain pass-through business income, including "qualified REIT dividends" (generally, dividends received by a REIT Investor that are not designated as capital gain dividends or qualified income), subject to certain limitations, resulting in an effective maximum federal income tax rate of 29.6% on such income. In addition, individuals, trusts, and estates whose income exceeds certain thresholds are subject to 3.8% Medicare tax on dividends received by us. Although the reduced U.S. federal income tax rate applicable to qualified dividend income does not adversely affect the taxation of REITs or dividends payable by REITs, the more favorable rates applicable to regular corporate dividends could cause investors who are individuals, trusts, and estates to perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay dividends, which could adversely affect the value of the Interests of the REITs, including our Interests. Tax rates could be changed in future legislation.

If a Series were considered to actually or constructively pay a "preferential dividend" to certain of our Investors, the Series' status as a REIT could be adversely affected.

In order to qualify as a REIT, a Series must distribute annually to its Investors at least 90% of the Series' REIT taxable income (which does not equal net income, as calculated in accordance with GAAP), determined without regard to the deduction for dividends paid and excluding net capital gain. In order for distributions to be counted as satisfying the annual distribution requirements for REITs, and to provide the Series with a REIT-level tax deduction, the distributions must not be "preferential dividends." A dividend is not a preferential dividend if the distribution is pro rata among all outstanding Interests within a particular class, and in accordance with the preferences among different classes of stock as set forth in our organizational documents. Currently, there is uncertainty as to the IRS's position regarding whether certain arrangements that REITs have with their Investors could give rise to the inadvertent payment of a preferential dividend. While we believe that our operations have been structured in such a manner that we will not be treated as inadvertently paying preferential dividends, there is no *de minimis* exception with respect to preferential dividends. Therefore, if the IRS were to take the position that a Series inadvertently paid a preferential dividend, the Series may be deemed either to (a) have distributed less than 100% of its REIT taxable income and be subject to tax on the undistributed portion, or (b) have distributed less than 90% of its REIT taxable income and the Series status as a REIT could be terminated for the year in which such determination is made if the Series were unable to cure such failure. If, however, a Series qualifies as a "publicly offered REIT" (within the meaning of Section 562(c) of the Internal Revenue Code) in the future, the preferential dividend rules will cease to apply to us. In addition, the IRS is authorized to provide alternative remedies to cure a failure to comply with the preferential dividend rules, but as of the date hereof, no such authorized procedures have been promulgated.

Complying with REIT requirements may limit our ability to hedge our liabilities effectively and may cause us to incur tax liabilities.

The REIT provisions of the Internal Revenue Code may limit our ability to hedge our liabilities. Any income from a hedging transaction we enter into to manage risk of interest rate changes, price changes or currency fluctuations with respect to borrowings made or to be made to acquire or carry real estate assets, if properly identified under applicable Treasury Regulations, does not constitute "gross income" for purposes of the 75% or 95% gross income tests. To the extent that we enter into other types of hedging transactions, the income from those transactions will likely be treated as non-qualifying income for purposes of both of the gross income tests. As a result of these rules, we may need to limit our use of advantageous hedging techniques or implement those hedges through a TRS. This could increase the cost of our hedging activities because our TRSs would be subject to tax on gains or expose us to greater risks associated with changes in interest rates than we would otherwise want to bear. In addition, losses in a

TRS generally will not provide any tax benefit, except for being carried forward against future taxable income of such TRS.

The ability of the Manager to revoke the REIT qualification of a Series without Investor approval may subject a Series to U.S. federal income tax and reduce distributions to our Investors.

The Operating Agreement provides that the Manager may revoke or otherwise terminate a Series' REIT election, without the approval of our Investors, if it determines that it is no longer in a Series' best interest to continue to qualify as a REIT. While we intend for each Series to elect and qualify to be taxed as a REIT, a Series may not elect to be treated as a REIT or may terminate its REIT election if we determine that qualifying as a REIT is no longer in the best interests of our Investors. If a Series ceases to be a REIT, it would become subject to U.S. federal income tax on its taxable income and would no longer be required to distribute most of its taxable income to our Investors, which may have adverse consequences on the total return to our Investors and on the market price of the Series' Interests.

Legislative or regulatory action with respect to tax laws and regulations could adversely affect the Company and our Investors.

On December 22, 2017, H.R. 1, informally titled the Tax Cuts and Jobs Act, or the TCJA, was enacted. The TCJA made major changes to the Internal Revenue Code, including a number of provisions of the Internal Revenue Code that affect the taxation of REITs and their Investors. The long-term effect the significant changes made by the TCJA remains uncertain, and additional administrative guidance will be required in order to fully evaluate the effect of many provisions. The effect of technical corrections with respect to the TCJA could have an adverse effect on the Company and our Investors. We are also subject to state and local tax laws and regulations. Changes in state and local tax laws or regulations may result in an increase in our tax liability. A shortfall in tax revenues for states and municipalities in which we operate may lead to an increase in the frequency and size of such changes. If such changes occur, we may be required to pay additional taxes on our assets or income. These increased costs could adversely affect our financial condition, results of operations and the amount of cash available for the payment of dividends.

In addition, in recent years, numerous legislative, judicial and administrative changes have been made to the federal income tax laws applicable to investments in REITs and similar entities. Additional changes to tax laws are likely to continue to occur in the future, and we cannot assure our Investors that any such changes will not adversely affect the taxation of an Investor. We cannot assure you that future changes to tax laws and regulations will not have an adverse effect on an investment in our Interests.

You are urged to consult with your tax advisor with respect to the impact of recent legislation on your investment in our Interests and the status of legislative, regulatory or administrative developments and proposals and their potential effect on an investment in our Interests.

Although REITs generally receive better tax treatment than entities taxed as regular corporations, it is possible that future legislation would result in a REIT having fewer tax advantages, and it could become more advantageous for a company that invests in real estate to elect to be treated for U.S. federal income tax purposes as a corporation. As a result, the Operating Agreement provides the Manager with the power, under certain circumstances, to revoke or otherwise terminate a Series' REIT election and cause such Series to be taxed as a regular corporation, without the vote of our Investors. The Manager could only cause such changes in a Series' tax treatment if it determines in good faith that such changes are in the best interest of the Series' Investors.

The ownership restrictions of the Internal Revenue Code for REITs and the 9.8% ownership limit in the Operating Agreement may inhibit market activity in our Interests and restrict our business combination opportunities

The Internal Revenue Code imposes certain limitations on the ownership of the stock of a REIT. For example, not more than 50% in value of our outstanding Interests of capital stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Internal Revenue Code) during the last half of any taxable year. To protect a Series' REIT status, the Operating Agreement prohibits any holder from acquiring more than 9.8% (in value or number of Interests, whichever is more restrictive) of the aggregate of the outstanding total capital stock of a Series or more than 9.8% (in value or number of Interests, whichever is more restrictive) of our Interests or any class or series of our outstanding preferred stock unless the Manager determines that it is no longer in a Series' best interests to continue to qualify as a REIT or that compliance with the restriction is no longer required in order for the Series to continue to so qualify as a REIT. The ownership limitation may limit the opportunity for Investors to receive a premium for their Interests that might otherwise exist if an investor were attempting to assemble a block of Interests in excess of 9.8% of the outstanding Interests or otherwise effect a change in control

Potential characterization of distributions or gain on sale may be treated as unrelated business taxable income to tax-exempt investors.

If (a) we are a "pension-held REIT," (b) a tax-exempt Investor has incurred (or deemed to have incurred) debt to purchase or hold our Interests, or (c) a holder of our Interests is a certain type of tax-exempt Investor, dividends on, and gains recognized on the sale of, our Interests by such tax-exempt Investor may be subject to U.S. federal income tax as unrelated business taxable income under the Internal Revenue Code.

Risks Related to Ownership of our Interests

Lack of voting rights.

The Manager has a unilateral ability to amend the Operating Agreement and the allocation policy in certain circumstances without the consent of the Investors. The Investors only have limited voting rights in respect of the Series in which they are invested. Investors will therefore be subject to any amendments the Manager makes (if any) to the Operating Agreement and allocation policy and also any decision it takes in respect of the Company and the applicable Series, which the Investors do not get a right to vote upon. Investors may not necessarily agree with such amendments or decisions and such amendments or decisions may not be in the best interests of all of the Investors as a whole but only a limited number.

Furthermore, the Manager can only be removed as manager of the Company and each Series in very limited circumstances for "Cause" following an affirmative vote of two-thirds of the Company's Investors, and unsatisfactory financial performance does not constitute "cause." Investors would therefore not be able to remove the Manager merely because they did not agree, for example, with how the Manager was operating a Series Property.

Any dispute in relation to the Operating Agreement is subject to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, except where Federal law requires that certain claims be brought in Federal courts. The Operating Agreement, to the fullest extent permitted by applicable law, provides for Investors to waive their right to a jury trial.

Each Investor will covenant and agree not to bring any claim in any venue other than the Court of Chancery of the State of Delaware, or if required by Federal law, a Federal court of the United States, as in the case of claims brought under the Securities Exchange Act of 1934, as amended. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. As a result, the exclusive forum provisions will not apply to suits brought to enforce any duty or liability created by the Securities Act or any other claim for which the federal and state courts have concurrent jurisdiction, and Investors will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder.

If an Interest Holder were to bring a claim against the Company or the Manager pursuant to the Operating Agreement and such claim was governed by state law, it would have to bring such claim in the Delaware Court of Chancery. The Operating Agreement, to the fullest extent permitted by applicable law and subject to limited exceptions, provides for Investors to consent to exclusive jurisdiction to Delaware Court of Chancery and for a waiver of the right to a trial by jury, if such waiver is allowed by the court where the claim is brought.

If we opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the Delaware, which govern the Operating Agreement, by a federal or state court in the State of Delaware, which has exclusive jurisdiction over matters arising under the Operating Agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial.

We believe that this is the case with respect to the Operating Agreement and our Interests. It is advisable that you consult legal counsel regarding the jury waiver provision before entering into the Operating Agreement. Nevertheless, if this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the Operating Agreement with a jury trial. No condition, stipulation or provision of the Operating Agreement or our Interests serves as a waiver by any Investor or beneficial owner of our Interests or by us of compliance with the U.S. federal securities laws and the rules and regulations promulgated thereunder. Additionally, the Company does not believe that claims under the federal securities laws shall be subject to the jury trial waiver

provision, and the Company believes that the provision does not impact the rights of any Investor or beneficial owner of our Interests to bring claims under the federal securities laws or the rules and regulations thereunder.

These provisions may have the effect of limiting the ability of Investors to bring a legal claim against us due to geographic limitations and may limit an Investor's ability to bring a claim in a judicial forum that it finds favorable for disputes with us. Furthermore, waiver of a trial by jury may disadvantage an investor to the extent a judge might be less likely than a jury to resolve an action in the investor's favor. Further, if a court were to find this exclusive forum provision inapplicable to, or unenforceable in respect of, an action or proceeding against us, then we may incur additional costs associated with resolving these matters in other jurisdictions, which could materially and adversely affect our business and financial condition.

BUSINESS

Company Overview

Compound Projects, LLC (the "**Company**"), a Delaware series limited liability company, was formed in September 2019 to permit public investment in specific real estate properties, each of which will be owned by a separate Series of the Company that we intend to establish. Each Series will hold the specific property that it acquires in a wholly-owned subsidiary which will be a Delaware limited liability company. Since our formation, we have been engaged primarily in acquiring an initial Property, the Series #Reach Property, which is held by Compound Reach 1805 LLC, a wholly owned subsidiary of Series #Reach, and developing the financial, offering and other materials to begin the Offering.

As a Delaware series limited liability company, the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular Series are segregated and enforceable only against the assets of such Series, as provided under Delaware law. We intend for each Series to elect and qualify to be taxed as a separate real estate investment trust, or REIT, for U.S. federal income tax purposes, commencing with the taxable year ending after the completion of the initial public offering of Interests of such Series.

The Company's core business will be the identification, acquisition, marketing and management of individual real estate properties for the benefit of the Investors. Each Series is intended to own a single Property.

Investment Objectives

Our investment objectives are:

- to realize growth in the value of our investments;

- to grow net cash from operations so more cash is available for distributions to investors; and

- to preserve, protect and return your capital contribution.

We cannot assure you that we will attain these objectives or that the value of our assets will not decrease.

Our Manager

We are managed by Compound Asset Management, LLC, a New York limited liability company. Pursuant to the terms of our Operating Agreement, the Manager will provide certain management and advisory services to us and to each of our Series and their subsidiaries, as well as a management team and appropriate support personnel. The Manager is a wholly owned subsidiary of Compound Asset Management, Inc., a privately held company that commenced operations in February 2018. Compound Asset Management, Inc., together with its direct and indirect subsidiaries, which is referred to herein as Compound, is a technology-enabled asset management company that operates a web-based investment platform, the Compound Platform, used by the Company for the offer and sale of interests in the Company.

Investment Strategy

Our investment strategy is to acquire, invest in, manage, operate, selectively leverage and sell residential properties located in the major urban markets in the United States. We focus on acquiring properties we believe (1) are likely to generate stable cash flows in the long term and (2) have significant possibilities for long-term capital appreciation, such as those located in neighborhoods with what we see as high growth potential and those available from sellers who are distressed or face time-sensitive deadlines.

Investment Decisions and Asset Management

Within our investment policies and objectives, the Manager will have discretion with respect to the selection of specific investments and the purchase and sale of our assets. We believe that successful real estate investment requires the implementation of strategies that permit favorable purchases, effective asset management and timely disposition of those assets. As such, we have developed a disciplined investment approach that combines the experience of the Manager with a structure that emphasizes thorough market research, stringent underwriting standards and an extensive down-side analysis of the risks of each investment. The approach also includes active and aggressive management of each asset acquired.

To execute our disciplined investment approach, the Manager will take responsibility for the business plan of each investment. The following practices summarize our investment approach:

- *Local Market Research* – The Manager will extensively research the acquisition and underwriting of each transaction, utilizing both real time market data and the transactional knowledge and experience of our network of professionals and in market relationships.

- *Underwriting Discipline* – The Manager will follow a tightly controlled and managed process to examine all elements of a potential investment, including, with respect to real property, its location, income-producing capacity, prospects for long-range appreciation, tax considerations and liquidity.

- *Risk Management* – Risk management will be a fundamental principle in the management of each of our properties. Operating or performance risks arise at the investment level and often require real estate operating experience to cure. The Manager will review the operating performance of investments against projections and provide the oversight necessary to detect and resolve issues as they arise.

- *Asset Management* – Prior to the purchase of a property, the Manager will develop an asset business strategy which will be customized based on the acquisition and underwriting data. This is a forecast of the action items to be taken and the capital needed to achieve the anticipated returns. The Manager will review asset business strategies regularly to anticipate changes or opportunities in the market during a given phase of a real estate cycle.

Investments in Real Property

Our investment in real estate generally will take the form of holding fee title or a long-term leasehold estate. We will acquire such interests either directly or indirectly through limited liability companies or through investments in joint ventures, partnerships, co-tenancies or other co-ownership arrangements with third parties, including developers of the properties, or with affiliates of the Manager. In addition, we may purchase properties and lease them back to the sellers of such properties. Although we will use our best efforts to structure any such sale-leaseback transaction such that the lease will be characterized as a "true lease" so that we will be treated as the owner of the property for federal income tax purposes, the Internal Revenue Service could challenge such characterization. If any such sale-leaseback transaction is recharacterized as a financing transaction for U.S. federal income tax purposes, deductions for depreciation and cost recovery relating to such property would be disallowed.

Our obligation to purchase any property generally will be conditioned upon the delivery and verification of certain documents from the seller or developer, including, where appropriate:

- plans and specifications;

- evidence of marketable title subject to such liens and encumbrances as are acceptable to the Manager;

- auditable financial statements covering recent operations of properties having operating histories; and

- title and liability insurance policies.

We may enter into arrangements with the seller or developer of a property whereby the seller or developer agrees that, if during a stated period the property does not generate a specified cash flow, the seller or developer will pay in cash to us a sum necessary to reach the specified cash flow level, subject in some cases to negotiated dollar limitations. In determining whether to purchase a particular property, we may, in accordance with customary practices, obtain an option on such property. The amount paid for an option, if any, is normally surrendered if the property is not purchased and is normally credited against the purchase price if the property is purchased. The terms and conditions of any apartment lease that we enter into with our residents may vary substantially; however, we expect that a majority of our leases will be standardized leases customarily used between landlords and residents for residential properties. Such standardized leases generally have terms of one year or less. All prospective residents for our residential properties will be required to submit a credit application.

In purchasing, leasing and developing properties, we will be subject to risks generally incident to the ownership of real estate.

Investment Process

The Manager has the authority to make all the decisions regarding our investments consistent with the investment objectives and leverage policies approved by the Manager and subject to the limitations in the Operating Agreement.

The Manager will focus on the sourcing, acquisition and management of residential properties. It will source our investments from former and current financing and investment partners, third-party intermediaries, competitors looking to share risk and investment, and securitization or lending departments of major financial institutions.

In selecting investments for us, the Manager will utilize the Manager's investment and underwriting process, which focuses on ensuring that each prospective investment is being evaluated appropriately. The criteria that the Manager will consider when evaluating prospective investment opportunities include:

- macroeconomic conditions that may influence operating performance;

- real estate market factors that may influence real estate valuations, real estate financing or the economic performance of real estate generally;

- fundamental analysis of the real estate, including tenant rosters, lease terms, zoning, operating costs and the asset's overall competitive position in its market;

- real estate and leasing market conditions affecting the real estate;

- the cash flow in place and projected to be in place over the expected hold period of the real estate;

- the appropriateness of estimated costs and timing associated with capital improvements of the real estate;

- a valuation of the investment, investment basis relative to its value and the ability to liquidate an investment through a sale or refinancing of the real estate;

- review of third-party reports, including appraisals, engineering and environmental reports;

- physical inspections of the real estate and analysis of markets; and

- the overall structure of the investment and rights in the transaction documentation.

If a potential investment meets the Manager's underwriting criteria, the Manager will review the proposed transaction structure, including, with respect to joint ventures, distribution and waterfall criteria, governance and control rights, buy-sell provisions and recourse provisions. The Manager will evaluate our position within the overall capital structure and our rights in relation to other partners or capital tranches. The Manager will analyze each potential investment's risk-return profile and review financing sources, if applicable, to ensure that the investment fits within the parameters of financing facilities and to ensure performance of the real estate asset.

Leverage Policy

We may employ leverage to enhance total returns to our Investors through a combination of senior financing on our real estate acquisitions, secured facilities, and capital markets financing transactions. We will seek to secure conservatively structured leverage that is long-term, non-recourse, non-mark-to-market financing to the extent obtainable on a cost effective basis. To the extent leverage is employed it may come either in the form of government-sponsored programs or other long-term, non-recourse, non-mark-to-market financing. The Manager may from time to time modify our leverage policy in its discretion. However, it is our policy to not borrow more than 50% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. We cannot exceed the leverage limit of our leverage policy unless any excess in borrowing over such level is approved by the Manager.

Operating Policies

Credit Risk Management. We may be exposed to various levels of credit and special hazard risk depending on the nature of our assets. The Manager and its executive officers will review and monitor credit risk and other risks of loss associated with each investment. The Manager will monitor the overall credit risk and levels of provision for loss.

Interest Rate Risk Management. We will follow an interest rate risk management policy intended to mitigate the negative effects of major interest rate changes. We intend to minimize our interest rate risk from borrowings by attempting to "match-fund," which means the Manager will seek to structure the key terms of our borrowings to generally correspond with the expected holding period of our assets.

Equity Capital Policies. Under the Operating Agreement, we have the authority to issue an unlimited number of additional Interests or other securities. After your purchase in The Offering, the Manager may elect to: (i) sell additional securities in future private offerings, or (ii) issue additional securities in public offerings. To the extent we issue additional equity interests after your purchase in an offering, your percentage ownership interest in us will be diluted. In addition, depending upon the terms and pricing of any additional offerings and the value of our investments, you may also experience dilution in the book value and fair value of your Interests.

Disposition Policies & Investor Liquidity

We intend to hold and manage the Properties we acquire for a period of 3-5 years. As each of our properties reaches what we believe to be its optimum value, we will consider disposing of the property.. The determination of when a particular property should be sold or otherwise disposed of will be made after consideration of relevant factors, including prevailing and projected economic conditions and whether the value of the property is anticipated to appreciate or decline substantially. The Manager may determine that it is in the best interests of shareholders to sell a Property earlier than 3 years or to hold a Property for more than 5 years.

When we determine to sell a particular property, we will seek to achieve a selling price that maximizes the capital appreciation for investors based on then-current market conditions. We cannot assure you that this objective will be realized.

As a result of a sale of a property, the Manager would distribute the proceeds of such sale to the Interest Holders of the applicable Series (after payment of any accrued liabilities or debt on the Property or of the Series at that time).

Prior to the sale of a Property, liquidity for Investors would be obtained by transferring their Interests in a Series, through the Compound Platform (see "**Compound Platform**" below for additional information), or otherwise, although there can be no guarantee that a secondary market for any Series of Interests will develop or that appropriate registrations to permit secondary trading, as the case may be, will ever be obtained.

Operating Expenses

Each Series of the Company will be responsible for the following costs and expenses attributable to the activities of the Company related to such Series (we refer to these as "Operating Expenses"):

- any and all fees, costs and expenses incurred in connection with the management of a Series Property, including Home Ownership Association fees, income taxes, marketing, security and maintenance;

- any fees, costs and expenses incurred in connection with preparing any reports and accounts of each Series, including any blue sky filings required in order for a Series to be made available to investors in certain states and any annual audit of the accounts of such Series (if applicable) and any reports to be filed with the SEC including periodic reports on Forms C-AR, 1-K, 1-SA and 1-U;

- any and all insurance premiums or expenses, including directors and officers insurance of the directors and officers of the Managing Member in connection with the Series Property;

- any withholding or transfer taxes imposed on the Company or a Series or any of the Members as a result of its or their earnings, investments or withdrawals;

- any governmental fees imposed on the capital of the Company or a Series or incurred in connection with compliance with applicable regulatory requirements;

- any legal fees and costs (including settlement costs) arising in connection with any litigation or regulatory investigation instituted against the Company, a Series or a Property Manager in connection with the affairs of the Company or a Series;

- the fees and expenses of any administrator, if any, engaged to provide administrative services to the Company or a Series;

- any fees, costs and expenses of a third-party registrar and transfer agent appointed by the Managing Member in connection with a Series;

- the cost of the audit of the Company's annual financial statements and the preparation of its tax returns and circulation of reports to Investors;

- the cost of any audit of a Series annual financial statements, the fees, costs and expenses incurred in connection with making of any tax filings on behalf of a Series and circulation of reports to Economic Members;

- any indemnification payments to be made pursuant to the requirements of the Operating Agreement;

- the fees and expenses of the Company's or a Series' counsel in connection with advice directly relating to the Company's or a Series' legal affairs;

- the costs of any other outside appraisers, valuation firms, accountants, attorneys or other experts or consultants engaged by the Managing Member in connection with the operations of the Company or a Series; and

- any similar expenses that may be determined to be Operating Expenses, as determined by the Managing Member in its reasonable discretion.

The Manager will bear its own expenses of an ordinary nature, including, all costs and expenses on account of rent, supplies, secretarial expenses, stationery, charges for furniture, fixtures and equipment, payroll taxes, remuneration and expenses paid to employees and utilities expenditures.

If the Operating Expenses exceed the amount of revenues generated from a Series Property and cannot be covered by any Operating Expense reserves on the balance sheet of such Series Property, the Manager may (a) pay such Operating Expenses and not seek reimbursement, (b) loan the amount of the Operating Expenses to the applicable Series, on which the Manager may impose a reasonable rate of interest, and be entitled to reimbursement of such amount from future revenues generated by such Series Property (which we refer to as "Operating Expenses Reimbursement Obligation(s))", and/or (c) cause additional Interests to be issued in the such Series in order to cover such additional amounts.

Conflicts of Interest

Conflicts of interest may exist or could arise in the future with Compound and its affiliates, including the Manager, our officers and/or directors who are also officers and/or directors of Compound and/or the Manager. Conflicts may include, without limitation:

- Each of our executive officers will also serve as an officer of other Compound entities. As a result, these persons will have a conflict of interest with respect to our agreements and arrangements with the Manager and other affiliates of Compound, which were not negotiated at arm's length, and their terms may not have been as favorable to us as if they had been negotiated at arm's length with an unaffiliated third party. Compound is not required to make available any particular individual personnel to us.

- Our executive officers will not be required to devote a specific amount of time to our affairs. As a result, we cannot provide any assurances regarding the amount of time the Manager will dedicate to the management of our business. Accordingly, we may compete with Compound and any of its current and future programs, funds, vehicles, managed accounts, ventures or other entities owned and/or managed by Compound or one of its affiliates, including the Manager, which we refer to collectively as the Compound-sponsored vehicles, for the time and attention of these officers in connection with our business. We may not receive the level of support and assistance that we might otherwise receive if we were internally managed.

- Compound may in the future form or sponsor additional Compound-sponsored vehicles, which could have overlapping investment objectives. To the extent we have sufficient capital to acquire a property that the Manager has determined to be suitable for us, that property will be allocated to us.

- The Manager does not assume any responsibility beyond the duties specified in the Operating Agreement and will not be responsible for any action of our board of directors in following or declining to follow its advice or recommendations. The Manager's liability is limited under the Operating Agreement and we have agreed to reimburse, indemnify and hold harmless the Manager and its affiliates, including Compound, with respect to all expenses, losses, damages, liabilities, demands, charges and claims in respect of, or arising from acts or omissions of, such indemnified parties not constituting bad faith, willful misconduct, gross negligence or reckless disregard of the Manager's duties under the Operating Agreement which has a material adverse effect on us. As a result, we could experience poor performance or losses for which the Manager would not be liable.

Employees

Neither the Company nor the Manager has any employees. All of the officers and directors of the Company and the Manager are employees of Compound.

Legal Proceedings

None of the Company, any Series, the Manager, or any director or executive officer of the Company or the Manager is presently subject to any material legal proceedings.

Investment Company Act Considerations

We intend to conduct our operations so that neither we, nor any of our subsidiaries, is required to register as an investment company under the Investment Company Act of 1940 (the "**Investment Company Act**"). Section

3(a)(1)(A) of the Investment Company Act defines an investment company as any issuer that is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading in securities. Section 3(a)(1)(C) of the Investment Company Act defines an investment company as any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire investment securities having a value exceeding forty percent (40%) of the value of the issuer's total assets (exclusive of U.S. Government securities and cash items) on an unconsolidated basis, which we refer to as the forty percent (40%) test. Excluded from the term "investment securities," among other things, are U.S. Government securities and securities issued by majority-owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of investment company set forth in Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act.

DESCRIPTION OF SERIES #REACH

Summary Overview

The Series #Reach has been established to allow Investors who acquire Series #Reach Interests in this Offering to own an interest in the Unit #1805 condominium in the Reach Brickell City Center, located at 68 SE 6th Street, Miami, Florida, the Series #Reach Property.

Property Summary

Reach at Brickell City Centre is a 43-story residential condominium building located in the heart of the Brickell neighborhood of Miami. The building, designed by Arquitectonica, and completed in 2016, sits in the middle of the Brickell City Centre development project. Brickell City Centre includes two residential towers, two mid-rise office buildings, the East Miami hotel, as well as a world class indoor shopping center with 109 retail stores and restaurants including Saks Fifth Avenue, Chanel, Chopard, and Emporio Armani.

Property Name	Reach Brickell City Center
Address	68 SE 6th Street, Miami, Florida
Condominium Unit #	1805
Year Built	2016
Bedrooms	1
Baths	1.5
Square Footage	879
Building Amenities	- Common deck with tropical gardens, outdoor fitness areas, children's play area and barbecue grills - Heated lap and social pools - Library with private seating - State-of-the-art fitness center with individual fitness studios and machine room - Children's playroom - Exclusive spa for residents' use with dipping pools, showers and steam, treatment - Business center with meeting room - On-premise concierge - Assigned parking for all units in secured garage plus optional valet parking service

Neighborhood Overview

Brickell is the epicenter of Miami's business district which has transformed into its own city over night. The neighborhood is full of luxury condominium towers and office buildings filled with Fortune 500 companies. Brickell City Centre, a $1+ billion mixed-use development project developed by Swire Properties, includes two residential towers (Reach and Rise), two office towers and a hotel (EAST Miami Hotel) all built atop a large indoor shopping center.

Brickell, also known as the Financial District of Miami, is home to a large number of international banks such as HSBC, Espirito Santo Bank, and Banco Santander. These Brickell Miami banks are predominantly located along Brickell Avenue – the main thoroughfare running through Brickell Miami and extending north to south from the Brickell Avenue Bridge to the Rickenbacker Causeway. Brickell Miami is considered to be one of South Florida's most prestigious neighborhoods and is a perennial favorite place to live among affluent, young professionals.

DIRECTORS, OFFICERS, AND MANAGERS

The Manager of the Company is Compound Asset Management, LLC, a Delaware limited liability company, and wholly-owned subsidiary of Compound. Compound has established a Board of Directors for the Company, consisting of two members, Janine Yorio and Jesse Stein.

All of our executive officers are employees of the Manager or its affiliates. The executive offices of the Manager are located at 20 Clinton Street, New York, New York 10002, and the telephone number of the Manager's executive offices is 646-930-4503.

Executive Officers

The following table sets forth certain information with respect to each of the directors and executive officers of the Manager:

Executive Officer	Age	Position held with our Company	Position held with the Manager
Janine Yorio	42	Chief Executive Officer and Director	Chief Executive Officer
Jesse Stein	41	Chief Operating Officer and Director	Chief Investment Officer and Principal Financial and Accounting Officer

Biographical Information

Set forth below is biographical information of our executive officers.

Janine Yorio has served as the Chief Executive Officer of Compound Asset Management, Inc. since February 2018 and as CEO of our Company since its inception. Mrs. Yorio was previously the Chief Executive Officer of Stayawhile, Inc. a short-term rental company that she founded in October 2016. Prior to founding Stayawhile, she worked as co-founder of Roam Co-Living from July 2015 to April 2016. From February 2009 to July 2015, she was founder and CEO of NewSeed Advisors, a boutique investment banking firm for the farmland and sustainable agriculture industries which was sold to a publicly-traded company. Prior to that, she worked as Senior Vice President of Acquisitions & Development at Andre Balazs Properties (owner/manager of the Standard Hotels, Chateau Marmont, Sunset Beach and Mercer Hotel), and prior to that she was managing director of NorthStar Capital, where she managed a diversified portfolio of structured real estate investments, including the initial public offerings for three REITs and for Morgans Hotel Group. She began her career in investment banking at Salomon Brothers Inc. Mrs. Yorio graduated from Yale University.

Jesse Stein has served as the Chief Operating Officer of Compound Asset Management, Inc. since February 2018 and as the Chief Operating Officer, Principal and Financial Accounting Officer and director of our Company since inception. Mr. Stein is also the Managing Principal of Advanced Fundamentals LLC, a data analytics and real estate indexing firm which he founded in July 2016. Previously, Mr. Stein served as the Chief Executive Officer of Commencement Capital, LLC from April 2016 until February 2018 and was a founding member and the Chief Operating Officer of ETRE Financial, LLC, a real estate financial services and information technology company, from August 2012 until February 2016. During his time with ETRE Financial, Mr. Stein also served as the Chief Operating Officer, Secretary, and a member of the Board of Directors of ETRE REIT, LLC. Mr. Stein previously served as the Executive Vice President of Acquisitions for United Realty Advisors, LP, an affiliate of United Realty Partners, LLC, or United Realty Partners, a privately held real estate investment and advisory firm, from September 2011 through June 2013. Prior to joining United Realty Partners, Mr. Stein was a Managing Director at Multi Capital Group, a boutique real estate and investment banking firm that specializes in equity and debt placement, capital structuring, and principal investment activity. Mr. Stein was employed by Multi Capital Group from September 2005 until December 2008 and from March 2011 until September 2011. Mr. Stein graduated from Cornell University and received a Master's Degree in Real Estate Investment from New York University.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or

threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

Neither the Company nor the Manager has any employees. All of the officers and directors of the Company and the Manager are employees of Compound.

CAPITALIZATION AND OWNERSHIP

Capitalization

As of December 31, 2019, the Company had authorized 100,000 Series Reach Interests. As of December 31, 2019, no Series Reach Interests have been issued and are outstanding.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit C.

Overview

Since its formation in September 2019, the Company has been engaged primarily in acquiring an initial Property for its initial Series, and developing the financial, offering and other materials to begin fundraising. We are considered to be a development stage company, since we are devoting substantially all of our efforts to establishing our business and planned principal operations have only recently commenced.

Operating Results

Revenues are generated at the Series level. As of December 31, 2019, the Series #Reach has not generated any revenues. Series #Reach is not expected to generate any revenues until 2020.

We have not incurred any Operating Expenses for the period since inception through December 31, 2019. Each Series will be responsible for its own Operating Expenses beginning on the closing date of the Offering of such Series.

Liquidity and Capital Resources

As of December 31, 2019, none of our company or any series of interests had any cash or cash equivalents and had no financial obligations.

Previous Offerings of Securities

We have not made any securities offerings within the last three years. However, we are a Delaware series limited liability company and as of May 29, 2020, our individual series, Series #Reach, has sold 84,932 Series #Reach Interests for approximate total proceeds of $407,748.60 with additional subscriptions of 11,255 Series #Reach Interests, totaling $54,024 in proceeds, that have been received by the Company but not yet settled. These membership interests were sold pursuant to the exemptions from registration provided by Section 4(a)(6), Section 3(6), Section 4(a)(2) and Rule 506(c) of Regulation D under the Securities Act.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

THE SECURITIES

The Company is a series limited liability company formed pursuant to Section 18-215 of the LLC Act. The purchase of membership interests in a Series of the Company is an investment only in that particular Series and not an investment in the Company as a whole. In accordance with the LLC Act, each Series is, and any other Series if

issuing Interests in the future will be, a separate series of the Company and not in a separate legal entity. The Company has not issued, and does not intend to issue, any class of any Series Interests entitled to any preemptive, preferential or other rights that are not otherwise available to the Interest Holders purchasing Interests in connection with any Offering.

Subject to the provisions of the Operating Agreement, the Manager can cause the Company to establish one or more Series of the Company through the creation of a written series designation (a "Series Designation") for each new Series. A Series Designation relates solely to the Series established thereby and shall not be construed: (i) to affect the terms and conditions of any other Series, or (ii) to designate, fix or determine the rights, powers, authority, privileges, preferences, duties, responsibilities, liabilities and obligations in respect of Interests associated with any other Series, or the Members associated therewith. The terms and conditions for each Series are as set forth in the Operating Agreement and in the Series Designation, as applicable. Upon approval of any Series Designation by the Manager, the Series Designation is attached to the Operating Agreement as an Exhibit. The Series Designation establishing a Series may: (i) specify a name or names under which the business and affairs of such Series may be conducted; (ii) designate, fix and determine the relative rights, powers, authority, privileges, preferences, duties, responsibilities, liabilities and obligations in respect of Interests of such Series and the members associated therewith (to the extent such terms differ from those set forth in the Operating Agreement); and (iii) designate or authorize the designation of specific officers to be associated with such Series. The Series Designation for Series $Reach is attached hereto as Exhibit 3.1.

Title to the Properties will be held by, or for the benefit of, the applicable Series of the Company through a Delaware limited liability company which will be a wholly-owned subsidiary of the applicable Series. We intend that each Series will own a single Property. We do not anticipate that any of the Series will acquire any Properties other than their respective Property. New Series will be formed and will issue their own Interests for future Properties. An Investor who invests in an Offering of a Series will not have any indirect interest in any Property of any other Series unless the Investor also participates in a separate Series Offering associated with that other Property.

Section 18-215(b) of the LLC Act provides that, if certain conditions are met (including that certain provisions are in the formation and governing documents of the series limited liability company, and upon the closing of an offering for a Series, the records maintained for any such Series account for the assets associated with such Series separately from the assets of the limited liability company, or any other Series), then the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular Series shall be enforceable only against the assets of such Series and not against the assets of the limited liability company generally or any other Series. Accordingly, the Company expects the Manager to maintain separate, distinct record, and bank accounts, for each Series and its associated assets and liabilities. As such, the assets of a Series include only the Property associated with that Series and other related assets (e.g., cash reserves). As noted in the "Risk Factors" section, the limitations on inter-series liability provided by Section 18-215(b) have never been tested in federal bankruptcy courts and it is possible that a bankruptcy court could determine that the assets of one Series should be applied to meet the liabilities of the other Series or the liabilities of the Company generally where the assets of such other Series or of the Company generally are insufficient to meet the Company's liabilities.

Section 18-215(c) of the LLC Act provides that a Series established in accordance with Section 18-215(b) may carry on any lawful business, purpose or activity, other than the business of banking, and has the power and capacity to, in its own name, contract, hold title to assets (including real, personal and intangible property), grant liens and security interests, and sue and be sued. The Company intends for each Series to conduct its business and enter into contracts in its own name to the extent such activities are undertaken with respect to a particular Series and title to the relevant Property will be held by, or for the benefit of, the relevant Series.

All of the Series Interests offered by this Offering Circular will be duly authorized and validly issued. Upon payment in full of the consideration payable with respect to the Series Interests, as determined by the Manager, the Interest Holders of such Series Interests will not be liable to the Company to make any additional capital contributions with respect to such Series Interests (except for the return of distributions under certain circumstances as required by Sections 18-215, 18-607 and 18-804 of the LLC Act). Holders of Series Interests have no conversion, exchange, sinking fund, redemption or appraisal rights, no pre-emptive rights to subscribe for any Interests and no preferential rights to distributions.

The Series described in this offering circular will use the proceeds of the respective Offerings to repay any Acquisition Loans or loans taken out or non-interest-bearing payments made by the Manager to acquire their respective Properties pursuant to the respective purchase and sale agreements, as well as pay certain fees and expenses related to the Property acquisitions and each Offering (please see the "Use of Proceeds" sections for each Offering for further details). An Investor in an Offering will acquire an ownership interest in the Series Interests related to that

Offering and not, for the avoidance of doubt, in (i) the Company, (ii) any other Series Interests, (iii) the Manager, (iv) the Compound Platform or (v) the Property associated with the Series or any Property owned by any other Series.

Distribution rights

The Manager has sole discretion in determining what distributions of Free Cash Flow, if any, are made to Interest Holders except as otherwise limited by law or the Operating Agreement.

Free Cash Flow consists of the net income (as determined under GAAP) generated by such series plus any change in net working capital and depreciation and amortization (and any other non-cash Operating Expenses) and less any capital expenditures related to the Property related to such Series. The Manager may maintain Free Cash Flow funds in a deposit account or an investment account for the benefit of the series.

The Company expects the Manager to make distributions of any Free Cash Flow on a semi-annual basis as set forth below. However, the Manager may change the timing of distributions or determine that no distributions shall be made in its sole discretion.

Any Free Cash Flow generated by a Series from the utilization of the Property related to such Series shall be applied within the Series in the following order of priority:

- repay any amounts outstanding under Operating Expenses Reimbursement Obligations plus accrued interest;

- thereafter to create such reserves as the Manager deems necessary, in its sole discretion, to meet future Operating Expenses; and

- thereafter by way of distribution to Interest Holders of such Series (net of corporate income taxes applicable to the Series), which may include the Manager or any of its affiliates.

No Series will distribute a Property in kind to its Interest Holders.

The LLC Act (Section 18-607) provides that a member who receives a distribution with respect to a Series and knew at the time of the distribution that the distribution was in violation of the LLC Act shall be liable to the Series for the amount of the distribution for three years. Under the LLC Act, a series limited liability company may not make a distribution with respect to a Series to a member if, after the distribution, all liabilities of such Series, other than liabilities to members on account of their limited liability company interests with respect to such Series and liabilities for which the recourse of creditors is limited to specific property of such Series, would exceed the fair value of the assets of such Series. For the purpose of determining the fair value of the assets of the Series, the LLC Act provides that the fair value of property of the Series subject to liability for which recourse of creditors is limited shall be included in the assets of such Series only to the extent that the fair value of that property exceeds the nonrecourse liability. Under the LLC Act, an assignee who becomes a substituted member of a company is liable for the obligations of his assignor to make contributions to the company, except the assignee is not obligated for liabilities unknown to it at the time the assignee became a member and that could not be ascertained from the operating agreement.

Redemption provisions

The Interests are not redeemable.

Registration rights

There are no registration rights in respect of the Interests.

Voting rights

The Manager is not required to hold an annual meeting of Interest Holders. The Operating Agreement provides that meetings of Interest Holders may be called by the Manager and a designee of the Manager shall act as chairman at such meetings. The Investor does not have any voting rights as an Interest Holder in the Company or a Series except with respect to:

(i)   the removal of the Manager;

(ii)   the dissolution of the Company upon the for-cause removal of the Manager, and

(iii)   an amendment to the Operating Agreement that would:

a. enlarge the obligations of, or adversely effect, an Interest Holder in any material respect;

b. reduce the voting percentage required for any action to be taken by the holders of Interests in the Company under the Operating Agreement;

c. change the situations in which the Company and any Series can be dissolved or terminated;

d. change the term of the Company (other than the circumstances provided in the Operating Agreement); or

e. give any person the right to dissolve the Company.

When entitled to vote on a matter, each Interest Holder will be entitled to one vote per Interest held by it on all matters submitted to a vote of the Interest Holders of an applicable Series or of the Interest Holders of all Series of the Company, as applicable. The removal of the Manager as manager of the Company and all Series must be approved by two-thirds of the votes that may be cast by Interest Holders of all Series of the Company then outstanding, voting together as a single class. All other matters to be voted on by the Interest Holders must be approved by a majority of the votes cast by Interest Holders in any Series of the Company present in person or represented by proxy.

The consent of the holders of a majority of the Interests of a Series is required for any amendment to the Operating Agreement that would adversely change the rights of the Interest Holders in such Series, result in mergers, consolidations or conversions of such Series and for any other matter as the Manager, in its sole discretion, determines will require the approval of the holders of the Interests of a Series voting as a separate class.

The Manager or its affiliates (if they hold Series Interests) may not vote as an Interest Holder in respect of any matter put to the Interest Holders. However, the submission of any action of the Company or a Series for a vote of the Interest Holders shall first be approved by the Manager and no amendment to the Operating Agreement may be made without the prior approval of the Manager that would decrease the rights of the Manager or increase the obligations of the Manager thereunder.

The Manager has broad authority to take action with respect to the Company and any Series. See "Management" for more information. Except as set forth above, the Manager may amend the Operating Agreement without the approval of the Interest Holders to, among other things, reflect the following:

- the merger of the Company, or the conveyance of all of the assets to, a newly-formed entity if the sole purpose of that merger or conveyance is to effect a mere change in the legal form into another limited liability entity;
- a change that the Manager determines to be necessary or appropriate to implement any state or federal statute, rule, guidance or opinion;
- a change that the Manager determines to be necessary, desirable or appropriate to facilitate the trading of Interests;
- a change that the Manager determines to be necessary or appropriate for the Company to qualify as a limited liability company under the laws of any state or to ensure that each Series will continue to qualify as a corporation for U.S. federal income tax purposes;
- an amendment that the Manager determines, based upon the advice of counsel, to be necessary or appropriate to prevent the Company, the Manager, or the officers, agents or trustees from in any manner being subjected to the provisions of the Investment Company Act, the Investment Advisers Act or "plan asset" regulations adopted under ERISA, whether or not substantially similar to plan asset regulations currently applied or proposed;
- any amendment that the Manager determines to be necessary or appropriate for the authorization, establishment, creation or issuance of any additional Series;
- an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of the Operating Agreement;
- any amendment that the Manager determines to be necessary or appropriate for the formation by the Company of, or its investment in, any corporation, partnership or other entity, as otherwise permitted by the Operating Agreement;
- a change in the fiscal year or taxable year and related changes; and
- any other amendments which the Manager deems necessary or appropriate to enable the Manager to exercise its authority under the Agreement.

In each case, the Manager may make such amendments to the Operating Agreement provided the Manager determines that those amendments:

- do not adversely affect the Interest Holders (including any particular Series as compared to other Series) in any material respect;
- are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;
- are necessary or appropriate to facilitate the trading of Interests, either through the Compound Platform or otherwise, to comply with any rule, regulation, guideline or requirement of any securities exchange on which the Interests may be listed for trading, compliance with any of which the Manager deems to be in the best interests of the Company and the Interest Holders;
- are necessary or appropriate for any action taken by the Manager relating to splits or combinations of Interests under the provisions of the Operating Agreement; or
- are required to effect the intent expressed in this offering circular or the intent of the provisions of the Operating Agreement or are otherwise contemplated by the Operating Agreement.

Furthermore, the Manager retains sole discretion to create and set the terms of any new Series and will have the sole power to acquire, manage and dispose of Property of each Series.

Liquidation rights

The Operating Agreement provides that the Company shall remain in existence until the earlier of the following: (i) the election of the Manager to dissolve it; (ii) the sale, exchange or other disposition of substantially all of the assets of the Company; (iii) the entry of a decree of judicial dissolution of the Company; (iv) at any time that the Company no longer has any members, unless the business is continued in accordance with the LLC Act; and (v) a vote by a majority of all Interest Holders of the Company following the for-cause removal of the Manager. Under no circumstances may the Company be wound up in accordance with Section 18-801(a)(3) of the LLC Act (i.e., the vote of members who hold more than two-thirds of the Interests in the profits of the Company).

A Series shall remain in existence until the earlier of the following: (i) the dissolution of the Company, (ii) the election of the Manager to dissolve such Series; (iii) the sale, exchange or other disposition of substantially all of the assets of the Series; or (iv) at any time that the Series no longer has any members, unless the business is continued in accordance with the LLC Act. Under no circumstances may a Series be wound up in accordance with Section 18-801(a)(3) of the LLC Act (i.e., the vote of members holding more than two-thirds of the Interests in the profits of the Series).

Upon the occurrence of any such event, the Manager (or a liquidator selected by the Manager) is charged with winding up the affairs of the Series or the Company as a whole, as applicable, and liquidating its assets. Upon the liquidation of a Series or the Company as a whole, as applicable, the Property will be liquidated and any after-tax proceeds distributed: (i) first, to any third party creditors, (ii) second, to any creditors that are the Manager or its affiliates (e.g., payment of any outstanding Operating Expenses Reimbursement Obligation (as defined in the Operating Agreement)), and thereafter, (iii) to the Interest Holders of the relevant Series, allocated pro rata based on the number of Interests held by each Interest Holder (which may include the Manager, any of its affiliates and sellers of the Properties and which distribution within a Series will be made consistent with any preferences which exist within such Series).

Restrictions on Ownership and Transfer

The Interests are subject to restrictions on transferability. An Interest Holder may not transfer, assign or pledge its Interests without the consent of the Manager. The Manager may withhold consent in its sole discretion, including when the Manager determines that such transfer, assignment or pledge would result in (a) the assets of the Series being deemed "plan assets" for purposes of ERISA, (b) such Interest Holder holding in excess of 9.8% of the Series, (c) result in a change of US federal income tax treatment of the Company and the Series, or (d) the Company, the Series or the Manager being subject to additional regulatory requirements. The transferring Interest Holder is responsible for all costs and expenses arising in connection with any proposed transfer (regardless of whether such sale is completed) including any legal fees incurred by the Company or any broker or dealer, any costs or expenses in connection with any opinion of counsel and any transfer taxes and filing fees. The Manager or its affiliates will acquire Interests in each Series for their own accounts and may, from time to time and only in accordance with applicable securities laws (which may include filing an amendment to this Offering Circular), transfer these Interests, either directly or through brokers, via the Compound Platform or otherwise.

The restrictions on transferability listed above will also apply to any resale of Interests via the Compound Platform through one or more third-party broker-dealers (see "Description of the Business – Compound Platform" for additional information). Additionally, unless and until the Interests of the Company are listed or quoted for trading, there are restrictions on the holder's ability to the pledge or transfer the Interests. There can be no assurance that we will, or will be able to, register the Interests for resale and there can be no guarantee that a liquid market for the Interests will develop through the Compound Platform or otherwise. Therefore, Investors may be required to hold their Interests indefinitely. Please refer to Exhibit 2.2 (the Operating Agreement) and Exhibit 4.1 (the form of Subscription Agreement) for additional information regarding these restrictions. To the extent certificated, the Interests issued in each Offering, to the extent certificated, will bear a legend setting forth these restrictions on transfer and any legends required by state securities laws.

Restrictions of Transfers related to REIT Qualification

In order for us to qualify as a REIT under the Internal Revenue Code, Interests of each Series must be owned by 100 or more persons during at least 335 days of a taxable year of 12 months (other than the first year for which an election to be taxed as a REIT has been made) or during a proportionate part of a shorter taxable year. Also, under Section 856(h) of the Internal Revenue Code, a REIT cannot be "closely held." In this regard, not more than 50% of the value of a Series Interests may be owned, directly or indirectly, by five or fewer individuals (as defined in the Internal Revenue Code to include certain entities) during the last half of a taxable year (other than the first year for which an election to be a REIT has been made). See the section entitled "U.S. Federal Income Tax Considerations" in this offering circular for further discussion on this topic.

The relevant sections of the Operating Agreement provide that, after the completion of an Offering of a Series Interest and subject to the exceptions described below, no person or entity may own, or be deemed to own, by virtue of the applicable constructive ownership provisions of the Internal Revenue Code, more than 9.8% (in value or number of Interests, whichever is more restrictive) of the aggregate of our outstanding Interests or total capital stock or more than 9.8% (in value or number of Interests, whichever is more restrictive) of a Series Interests; we refer to these limitations as the "ownership limits."

The constructive ownership rules under the Internal Revenue Code are complex and may cause Interests actually or constructively by a group of related individuals or entities to be owned constructively by one individual or entity. As a result, the acquisition of less than 9.8% in value of the aggregate of our outstanding Interests or total capital stock of a Series and 9.8% (in value or in number of Interests, whichever is more restrictive) of any Series (or the acquisition of an interest in an entity that owns, actually or constructively, stock by an individual or entity), could, nevertheless, cause that individual or entity, or another individual or entity, to violate the ownership limits.

Our board of directors may, upon receipt of certain representations, undertakings and agreements and in its sole discretion, exempt (prospectively or retroactively) any person from the ownership limits and establish a different limit, or excepted holder limit, for a particular person if the person's ownership in excess of the ownership limits will not then or in the future result in us failing the "closely held" test under Section 856(h) of the Internal Revenue Code (without regard to whether the person's interest is held during the last half of a taxable year) or otherwise cause us to fail to qualify as a REIT. In order to be considered by our board of directors for exemption, a person also must not own, actually or constructively, an interest in one of our tenants (or a tenant of any entity which we own or control) that would cause us to own, actually or constructively, more than a 9.9% interest in the tenant unless the revenue derived by us from such tenant is sufficiently small that, in the opinion of our board of directors, rent from such tenant would not adversely affect our ability to qualify as a REIT. The person seeking an exemption must provide such representations and undertakings to the satisfaction of our board of directors that it will not violate these two restrictions. The person also must agree that any violation or attempted violation of these restrictions will result in the automatic transfer to a trust of the Interests causing the violation. As a condition of granting an exemption or creating an excepted holder limit, our board of directors may, but is not be required to, obtain an opinion of counsel or private ruling from the Service satisfactory to our board of directors with respect to our qualification as a REIT and may impose such other conditions or restrictions as it deems appropriate.

In connection with granting an exemption from the ownership limits or establishing an excepted holder limit or at any other time, our board of directors may increase or decrease the ownership limits. Any decrease in the ownership limits will not be effective for any person whose percentage ownership of a Series Interests is in excess of such decreased limits until such person's percentage ownership of the Series' Interests equals or falls below such decreased limits (other than a decrease as a result of a retroactive change in existing law, which will be effective immediately), but any further acquisition of the Series' Interests in excess of such percentage ownership will be in violation of the applicable limits. Our board of directors may not increase or decrease the ownership limits if, after giving effect to such increase or decrease, five or fewer persons could beneficially own or constructively own in the aggregate more than 49.9% in value of the Interests of a Series then outstanding. Prior to any modification of the

ownership limits, our board of directors may require such opinions of counsel, affidavits, undertakings or agreements as it may deem necessary or advisable in order to determine or ensure our qualification as a REIT.

The Operating Agreement further prohibits:

- any person from beneficially or constructively owning, applying certain attribution rules of the Internal Revenue Code, stock that would result in us failing the "closely held" test under Section 856(h) of the Internal Revenue Code (without regard to whether the Investor's interest is held during the last half of a taxable year) or otherwise cause us to fail to qualify as a REIT; and

- any person from transferring a Series' Interests if such transfer would result in a Series' Interests to be beneficially owned by fewer than 100 persons (determined without reference to any rules of attribution).

Any person who acquires or attempts or intends to acquire beneficial or constructive ownership of a Series' Interests that will or may violate the ownership limits or any of the other foregoing restrictions on ownership and transfer of a Series' Interests will be required to immediately give written notice to us or, in the case of a proposed or attempted transaction, give at least 15 days' prior written notice to us, and provide us with such other information as we may request in order to determine the effect of such transfer on our qualification as a REIT. The ownership limits and the other restrictions on ownership and transfer of a Series' Interests will not apply if our board of directors determines that it is no longer in our best interests to continue to qualify as a REIT or that compliance with the restrictions on ownership and transfer of our Interests is no longer required in order for us to qualify as a REIT.

If any transfer of a Series' Interests would result in the Series' Interests to be beneficially owned by fewer than 100 persons, such transfer will be void from the time of such purported transfer and the intended transferee will acquire no rights in such Interests. In addition, if any purported transfer of a Series' Interests or any other event would otherwise result in any person violating the ownership limits or such other limit established by our board of directors, our board of directors may take such action as it deems advisable to refuse to give effect to or to prevent such transfer, including, but not limited to, causing us to redeem Interests, refusing to give effect to the transfer on our books or instituting proceedings to enjoin the transfer.

Every owner of more than 5% (or such lower percentage as required by the Internal Revenue Code or the regulations promulgated thereunder) of the outstanding Interests of a Series, will be required to give written notice to us within 30 days after the end of each taxable year stating the name and address of such owner, the number of Interests that the person beneficially owns and a description of the manner in which such Interests are held. Each such owner will be required to provide to us such additional information as we may request in order to determine the effect, if any, of such beneficial ownership on our qualification as a REIT and to ensure compliance with the ownership limits. In addition, each Investor will, upon demand, be required to provide to us such information as we may request, in good faith, in order to determine our qualification as a REIT and to comply with the requirements of any taxing authority or governmental authority or to determine such compliance.

These restrictions on ownership and transfer of our Interests could delay, defer or prevent a transaction or a change in control that might involve a premium price for our Interests or otherwise be in the best interest of our Investors.

Agreement to be bound by the Operating Agreement; power of attorney

By purchasing Interests, the Investor will be admitted as a member of the Company and will be bound by the provisions of, and deemed to be a party to, the Operating Agreement. Pursuant to the Operating Agreement, each Investor grants to the Manager a power of attorney to, among other things, execute and file documents required for the Company's qualification, continuance or dissolution. The power of attorney also grants the Manager the authority to make certain amendments to, and to execute and deliver such other documents as may be necessary or appropriate to carry out the provisions or purposes of, the Operating Agreement.

Duties of officers

The Operating Agreement provides that, except as may otherwise be provided by the Operating Agreement, the property, affairs and business of each Series will be managed under the direction of the Manager. The Manager has the power to appoint the officers and such officers have the authority and exercise the powers and perform the duties specified in the Operating Agreement or as may be specified by the Manager.

The Company may decide to enter into separate indemnification agreements with the directors and officers of the Company, the Manager or Compound. If entered into, each indemnification agreement is likely to provide, among other things, for indemnification to the fullest extent permitted by law and the Operating Agreement against

any and all expenses, judgments, fines, penalties and amounts paid in settlement of any claim. The indemnification agreements may also provide for the advancement or payment of all expenses to the indemnitee and for reimbursement to the Company if it is found that such indemnitee is not entitled to such indemnification under applicable law and the Operating Agreement.

Exclusive jurisdiction; waiver of jury trial

Any dispute in relation to the Operating Agreement is subject to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, except where Federal law requires that certain claims be brought in Federal courts, as in the case of claims brought under the Securities Exchange Act of 1934, as amended. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provisions in the Operating Agreement will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. As a result, the exclusive forum provisions in the Operating Agreement will not apply to suits brought to enforce any duty or liability created by the Securities Act or any other claim for which the federal and state courts have concurrent jurisdiction, and Investors will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder.

Each Investor will covenant and agree not to bring any claim in any venue other than the Court of Chancery of the State of Delaware, or if required by Federal law, a Federal court of the United States. If an Interest Holder were to bring a claim against the Company or the Manager pursuant to the Operating Agreement and such claim was governed by state law, it would have to do so in the Delaware Court of Chancery.

The Operating Agreement, to the fullest extent permitted by applicable law and subject to limited exceptions, provides for Investors to consent to exclusive jurisdiction to Delaware Court of Chancery and for a waiver of the right to a trial by jury, if such waiver is allowed by the court where the claim is brought.

If we opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable under the facts and circumstances of that case in accordance with applicable case law. See "Risk Factors—Risks Related of Ownership of Our Interests--*Any dispute in relation to the Operating Agreement is subject to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, except where Federal law requires that certain claims be brought in Federal courts. The Operating Agreement, to the fullest extent permitted by applicable law, provides for Investors to waive their right to a jury trial."* Nevertheless, if this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the Operating Agreement with a jury trial. No condition, stipulation or provision of the Operating Agreement or our Interests serves as a waiver by any Investor or beneficial owner of our Interests or by us of compliance with the U.S. federal securities laws and the rules and regulations promulgated thereunder. Additionally, the Company does not believe that claims under the federal securities laws shall be subject to the jury trial waiver provision, and the Company believes that the provision does not impact the rights of any Investor or beneficial owner of our Interests to bring claims under the federal securities laws or the rules and regulations thereunder.

These provisions may have the effect of limiting the ability of Investors to bring a legal claim against us due to geographic limitations and may limit an Investor's ability to bring a claim in a judicial forum that it finds favorable for disputes with us. Furthermore, waiver of a trial by jury may disadvantage you to the extent a judge might be less likely than a jury to resolve an action in your favor. Further, if a court were to find this exclusive forum provision inapplicable to, or unenforceable in respect of, an action or proceeding against us, then we may incur additional costs associated with resolving these matters in other jurisdictions, which could adversely affect our business and financial condition.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Conflicts of Interest

Conflicts of interest may exist or could arise in the future with Compound and its affiliates, including the Manager, our officers and/or directors who are also officers and/or directors of Compound and/or the Manager. Conflicts may include, without limitation:

- Each of our executive officers will also serve as an officer of other Compound entities. As a result, these persons will have a conflict of interest with respect to our agreements and arrangements with the Manager and other affiliates of Compound, which were not negotiated at arm's length, and their terms may not have been as favorable to us as if they had been negotiated at arm's length with an unaffiliated third party. Compound is not required to make available any particular individual personnel to us.

- Our executive officers will not be required to devote a specific amount of time to our affairs. As a result, we cannot provide any assurances regarding the amount of time the Manager will dedicate to the management of our business. Accordingly, we may compete with Compound and any of its current and future programs, funds, vehicles, managed accounts, ventures or other entities owned and/or managed by Compound or one of its affiliates, including the Manager, which we refer to collectively as the Compound-sponsored vehicles, for the time and attention of these officers in connection with our business. We may not receive the level of support and assistance that we might otherwise receive if we were internally managed.

- Compound may in the future form or sponsor additional Compound-sponsored vehicles, which could have overlapping investment objectives. To the extent we have sufficient capital to acquire a property that the Manager has determined to be suitable for us, that property will be allocated to us.

- The Manager does not assume any responsibility beyond the duties specified in the Operating Agreement and will not be responsible for any action of our board of directors in following or declining to follow its advice or recommendations. The Manager's liability is limited under the Operating Agreement and we have agreed to reimburse, indemnify and hold harmless the Manager and its affiliates, including Compound, with respect to all expenses, losses, damages, liabilities, demands, charges and claims in respect of, or arising from acts or omissions of, such indemnified parties not constituting bad faith, willful misconduct, gross negligence or reckless disregard of the

Manager's duties under the Operating Agreement which has a material adverse effect on us. As a result, we could experience poor performance or losses for which the Manager would not be liable.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Compound Projects LLC

By: Compound Asset Management, LLC, its Managing Member

By: /s/Janine Yorio
(Signature)

Janine Yorio
(Name)

Chief Executive Officer & Director
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

Compound Asset Management, LLC, Managing Member

By: /s/Janine Yorio
(Signature)

Janine Yorio
(Name)

Chief Executive Officer
(Title)

June 1, 2020
(Date)

/s/Janine Yorio
(Signature)

Janine Yorio

_____
(Name)

Chief Executive Officer
_____
(Title)

June 1, 2020
_____
(Date)

/s/ Jesse Stein
_____
(Signature)

Jesse Stein
_____
(Name)

Chief Operating Officer (Principal Financial Officer and Principal Accounting Officer)
_____
(Title)

June 1, 2020
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

Self-Certification of Financials

I, Compound Asset Management, LLC, a limited liability company and the managing member of Compound Projects LLC (the **"Company"**), hereby certify, as of the date hereof, as follows:

(i) the accompanying audited financial statements of the Company, which comprise the balance sheet as of December 31, 2019 and the related statements of operations, member's equity (deficit) and cash flows for the year ended December 31, 2019, and the related notes to said financial statements (collectively, the "Financial Statements"), are true and complete in all material respects; and

(ii) the Company is a limited liability company and under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in the Financial Statements. Income from the Company is reported and taxed to the members on their individual tax returns.

Compound Asset Management, LLC, Managing Member

By: /s/Janine Yorio
(Signature)

Janine Yorio
(Name)

Chief Executive Officer
(Title)

June 1, 2020
(Date)

EXHIBIT A
Financial Statements
COMPOUND PROJECTS, LLC
CONSOLIDATED BALANCE SHEET
AS OF DECEMBER 31, 2019

(US$)

Assets:		
Cash	$	0
Deferred Offering Costs		21,087
Deposits for real estate acquisitions		44,500
Total Assets		65,587
Liabilities and Members' Equity (Deficit)		
Liabilities:		
Accounts payable and accrued expenses		0
Due to related party		65,587
Total Liabilities		65,587
Members' Equity (Deficit)		0
Total Liabilities and Members' Equity (Deficit)	$	**65,587**

COMPOUND PROJECTS, LLC
CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE PERIOD FROM SEPTEMBER 23, 2019 (INCEPTION) TO DECEMBER 31, 2019

Revenues	$	-
Operating expenses		
Operating expenses		-
Total expenses		-
Net Loss	$	-

COMPOUND PROJECTS, LLC
CONSOLIDATED STATEMENT OF CHANGES IN MEMBER'S EQUITY (DEFICIT)
FOR THE PERIOD FROM SEPTEMBER 23, 2019 (INCEPTION) TO DECEMBER 31, 2019

Balance at September 23, 2019 (Inception)	$	-
Capital Contributions		-
Distributions		-
Net Loss		-
Balance at December 31, 2019	$	-

COMPOUND PROJECTS, LLC
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE PERIOD FROM SEPTEMBER 23, 2019 (INCEPTION) TO DECEMBER 31, 2019

Cash Flows from Operating Activities	
Net Loss	$ -
Net Cash Used In Operating Activities	-
Cash at Beginning of Period	-
Cash at End of Period	$ -

COMPOUND PROJECTS, LLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT
AS OF DECEMBER 31, 2019

1.   ORGANIZATION

Compound Projects, LLC (the "Company") is a series limited liability company organized September 23, 2019 under the laws of Delaware that has been formed to permit public investment in individual real estate properties, each of which will be held by a separate property-owning subsidiary owned by a separate series of limited liability company interests, or "Series", that we intend to establish. As a Delaware series limited liability company, the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular Series are segregated and enforceable only against the assets of such Series, as provided under Delaware law.

As of December 31, 2019, the Company had not yet commenced operations. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties, including failing to secure funding to commence the Company's planned operations or failing to profitably operate the business.

Series #Reach

On October 16, 2019, the Company established its first Series known as Series #Reach for the purpose of acquiring Unit #1805 in the Reach Brickell City Center, located at 68 SE 6th Street, Miami, Florida (the "Series Reach Property") through its wholly owned subsidiary, Compound Reach 1805, LLC, a Delaware LLC (the "Series Reach Property Subsidiary").

On October 21, 2019, Compound entered into a purchase and sale agreement to acquire the Series #Reach Property on behalf of Series #Reach for $445,000. Upon entering into the purchase and sale agreement, Compound placed a $5,000 deposit into an escrow account held by Cohen Pessoa Law Group. Additional deposits of $20,000 and $19,500 were made by Compound on October 31, 2019 and December 16, 2019, respectively. The purchase and sale agreement required the closing of the acquisition of the Series Reach Property to occur on or before January 21, 2020 (the "Property Closing Date").

On November 6, 2019, Compound assigned it rights under the purchase and sale agreement to Compound Reach 1805 LLC. The deposits made by Compound will be reimbursed at the Closing of the Series #Reach Offering.

As of December 31, 2019, the Company had authorized 100,000 Series Reach Interests. As of December 31, 2019, no Series Reach Interests have been issued and no Series Reach Interests are outstanding.

2.   MEMBERS' EQUITY

The Company is managed by Compound Asset Management, LLC, a New York limited liability company (the "Manager"). Pursuant to the terms of the Company's limited liability operating agreement (the "Operating Agreement"), the Manager will provide certain management and advisory services to the Company and to each of its Series and their subsidiaries, as well as a management team and appropriate support personnel. The Manager is a wholly owned subsidiary of Compound Asset Management, Inc. ("Compound"), a privately held company that commenced operations in February 2018.

The Manager will be responsible for directing the management of our business and affairs, managing our day-to-day affairs, and implementing our investment strategy. The Manager and its officers will not be required to devote all of their time to our business and are only required to devote such time to our affairs as their duties require. The Manager has a unilateral ability to amend the Operating Agreement and the allocation policy in certain circumstances without the consent of the Investors. The Investors only have limited voting rights in respect of the Series in which they are invested.

The Manager has sole discretion in determining what distributions, if any, are made to Interest Holders except as otherwise limited by law or the Operating Agreement. The Company expects the Manager to make distributions on a semi-annual basis. However, the Manager may change the timing of distributions or determine that no distributions shall be made in its sole discretion.

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

3.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Reporting, Use of Estimates, and Basis for Consolidation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP").The preparation of the consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated balance sheet. Actual results could differ from those estimates. The accompanying consolidated financial statements include the accounts of Compound Projects, LLC as well as its Series Reach. All significant intercompany transactions have been eliminated in consolidation.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the consolidated balance sheets approximate their fair value.

Revenue Recognition

Rental revenue, net of concessions, is recognized on a straight-line basis over the term of the lease.

Organizational Costs

In accordance with FASB Accounting Standards Codification ("ASC") 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to members' equity upon the completion of an offering or to expense if the offering is not completed.

The Company will reimburse its Manager up to 2% of gross offering proceeds per Series offering for offering costs from the proceeds from each Series offering. As of December 31, 2019, our Manager has incurred $21,087 of offering expenses of behalf of our Company of which $9,600 was allocated to Series #Reach and will be reimbursed from proceeds of the Series #Reach offering.

Income Taxes

The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in the consolidated financial statements. Income from the Company is reported and taxed to the members on their individual tax returns.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's consolidated financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's consolidated financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

4. **GOING CONCERN**

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not commenced planned principal operations and has not generated revenues or profits since inception. The Company's ability to continue as a going concern for the next twelve months is dependent upon the Company's ability to raise sufficient capital from outside investors and deploy such to produce profitable operating results. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

5. **RELATED PARTY TRANSACTIONS**

On October 21, 2019, Compound entered into a purchase and sale agreement to acquire the Series #Reach Property on behalf of Series #Reach for $445,000. On November 6, 2019, Compound assigned it rights under the purchase and sale agreement to Compound Reach 1805 LLC. As of December 31, 2019, the Manager had made a total of $44,500 in deposits toward the purchase and sale of the Series #Reach Property of which the Company is expected to reimburse to the Manager.

6. **RECENT ACCOUNTING PRONOUNCEMENTS**

In February 2016, the FASB issued ASU 2016-02, "Leases" (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2020, including interim periods within those fiscal years. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

7. **SUBSEQUENT EVENTS**

Management has evaluated subsequent events through May 29, 2020. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these consolidated financial statements, except as set forth below.

Series #Reach Property Acquisition & Acquisition Loan

On January 21, 2020 (the "Property Closing Date"), Series #Reach completed the acquisition of the Series #Reach Property. To pay the $405,078 balance of the Series #Reach Property purchase price, including $4,578 in closing costs, Series #Reach borrowed funds from our Manager in the amount of $449,578 (the "Acquisition Loan"). We issued a promissory note to our Manager in the amount of $449,578, which amount included the deposits to the Seller of $44,500 that were made by our Manager and $405,078 that was required to complete the acquisition of the Series #Reach Property.

The Acquisition Loan has a maturity date of 18 months from the Property Closing Date and does not bear any interest. It is expected that the Acquisition Loan will be repaid through future closings of Series #Reach Offering or through an additional, future Series #Reach offering. In the event that the Acquisition Loan is not repaid in full prior to its maturity date, any outstanding balance under the Acquisition Loan will be converted into Series #Reach Interests on the same terms as provided to investors in this Offering.

As of May 29, 2020, the Company had repaid $350,000 of the Acquisition Loan using proceeds received from the sale of Series #Reach Interests. The remaining balance of the Acquisition Loan as of May 29, 2020 is $99,078.

Series #Reach Lease

On April 6, 2020, the Series Reach Property Subsidiary entered into a lease agreement (the "Lease") for the Series #Reach Property. The Lease has a 12-month term beginning on May 1, 2020 and ending on April 30, 2021 with a monthly rent of $2,750.

Issuance of Series Reach Membership Interests

As of May 29, 2020, the Company had issued 84,932 Series #Reach Interests with additional subscriptions of 11,255 shares that have been received by the Company but not yet settled.